PROSPECTUS SUPPLEMENT	Filed pursuant to Rule 424(b)(5)

(To Prospectus dated June 22, 2005)	Registration No. 333-115024

Abbey National Treasury Services plc

$2,000,000,000

Floating Rate Notes due June 29, 2007

Fully and Unconditionally Guaranteed By

Abbey National plc

         We are a wholly owned subsidiary of Abbey National plc and are offering $2,000,000,000 of our Floating Rate Notes due June 29, 2007, which we refer to in this prospectus supplement as the notes. We will pay interest on the notes each March 29, June 29, September 29 and December 29. The first interest payment on the notes will be made on September 29, 2005. The interest rate per annum on the notes will be reset quarterly and will be equal to three-month LIBOR plus 0.01%, other than in certain circumstances described herein.

         The notes are fully and unconditionally guaranteed by our parent, Abbey National plc, and will constitute direct, unconditional and unsecured obligations, ranking at least equally with all of our unsecured and unsubordinated obligations and those of Abbey National plc.

         We may redeem the notes upon the occurrence of certain tax events at the principal amount of the notes being redeemed plus accrued interest. There is no sinking fund for the notes.

         The notes will not be listed on a securities exchange.

           Investing in the notes involves risks. See “Risk Factors” in Abbey National’s annual report on Form 20-F for the year ended December 31, 2004 incorporated by reference into this prospectus supplement.

			Proceeds to Abbey National
	Price to	Underwriting	Treasury Services plc
	Public	Discount	(before expenses)

Per note	100%	0.02%	99.98%

Total	$2,000,000,000	$400,000	$1,999,600,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus supplement or the accompanying prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company, referred to herein as DTC, and its participants, including Euroclear and Clearstream, against payment in New York, New York on or about June 29, 2005. The clearing and settlement system we will use is the book-entry system operated by DTC.

Citigroup

Credit Suisse First Boston
Goldman, Sachs & Co.

The date of this prospectus supplement is June 22, 2005

      This prospectus supplement (including any additional discussion of U.S. federal income tax or United Kingdom taxation considerations in the prospectus) has been written to support the marketing of the notes. It was not intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding U.S. federal income tax penalties. Investors should consult their own tax advisors in determining the tax consequences to them of holding notes, including the application to their particular situation of the U.S. federal income tax or United Kingdom taxation considerations discussed below, as well as the application of state, local, foreign or other tax laws.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Abbey National plc (“Abbey National”) files annual reports and special reports, proxy statements and other information with the Commission. The SEC allows us to “incorporate by reference” the information Abbey National files with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and certain later information that Abbey National files with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

•	Abbey National’s annual report on Form 20-F for the year ended December 31, 2004, filed with the SEC on June 15, 2005 (SEC File No. 0-25670),

•	Abbey National’s report on Form 6-K, with respect to the departure from Abbey of Tony Wyatt, Executive Director, Manufacturing furnished to the SEC on June 15, 2005,

•	Abbey National’s report on Form 6-K, containing certain information relating to our results of operations and financial condition for the three-month period ended and as at March 30, 2005, furnished to the SEC on June 22, 2005,

•	any future filings by Abbey National on Form 20-F made with the SEC under the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of the offering of the securities offered by this prospectus, and

•	any future reports by Abbey National on Form 6-K that are furnished to the SEC after the date of this prospectus and prior to the termination of the offering of securities offered by this prospectus and that are identified in such reports as being incorporated by reference in this prospectus.

     You should read “Where You can Find More Information” in the attached prospectus for information on how to obtain the documents incorporated by reference or other information relating to Abbey National.

CAPITALIZATION AND INDEBTEDNESS

      The following table sets out the authorised and issued share capital of ANTS and of Abbey National and the Group capitalization and indebtedness as at December 31, 2004 (7)(8):

As at
December 31,
2004

(in £ million)

SHARE CAPITAL

ANTS

Authorized share capital comprising ordinary shares of £1 each	5,000

Issued and fully paid	2,549

GUARANTOR

Authorized share capital:

Sterling Ordinary Shares of 10p each	175

Sterling Preference Shares of £1 each	1,000

USD Preference Shares of $0.01	6

Euro Preference Shares of €0.01	6

1,187

Issued and fully paid comprising ordinary shares of 10p each	148

Issued and fully paid comprising sterling preference shares of £1 each	325

GROUP

Equity Shareholders’ Funds

Issued and fully paid share capital	148

Share premium	1,857

Reserves	306

Profit and loss account	1,981

Non-Equity Shareholders’ Funds

Issued and fully paid preference share capital	325

Trust Preferred Securities eligible as Tier 1 Capital (1)	518

Share Premium (1)	307

5,442

GROUP INDEBTEDNESS (2)

Subordinated Bonds/Notes (1)(3)

Due within one year	388

Due after more than one year and less than five years	460

Due after five years	4,312

Exchangeable capital securities (4)	200

5,360

Medium-Term Note Programme (3)

Due within one year	2,083

Due after more than one year and less than five years	3,475

Due after five years	577

6,135

Other Loan Capital (3)
Floating/Variable Rate Bonds/Notes

Due within one year	—

Due after more than one year and less than five years	4,481

Due after five years	72

4,553

Fixed Rate Bonds/Notes (3)

Due within one year	387

Due after more than one year and less than five years	1,201

Due after five years	739

2,327

Total Indebtedness (5)	18,375

Total Capitalization (6)	23,817

Notes:

(1)	The preference share premium and subordinated bonds/notes are stated after the deduction of issue costs of £11 million and £33 million respectively and the trust preferred securities are stated after the deduction of issue costs of £4 million.

(2)	All the bonds, notes and other loan capital are unsecured indebtedness of the ANTS Group and are guaranteed by Abbey National, apart from £5,384 million at December 31, 2004, which is unsecured indebtedness of Abbey National which is not guaranteed by any entity outside of the Group.

(3)	Liabilities in foreign currencies are translated into Pounds Sterling at market exchange rates prevailing on December 31, 2004 as detailed below:

December 31,
Currency	2004

United Arab Emirates Dirham	97.09

Austrian Schilling	19.49

Australian Dollar	2.48

Belgian Franc	57.13

Canadian Dollar	2.33

Swiss Franc	2.19

Deutschmark	2.77

Danish Krone	10.54

Spanish Peseta	235.66

Euro	1.42

Finnish Markka	8.42

French Franc	9.29

Greek Drachma	482.61

Hong Kong Dollar	15.01

Irish Punt	1.12

Italian Lire	2742.39

Japanese Yen	197.92

Luxembourg Franc	57.13

Netherland Guilder	3.12

Norwegian Krone	11.67

New Zealand Dollar	2.69

Polish Zloty	5.79

Portuguese Escudo	283.95

Swedish Krona	12.78

Singapore Dollar	3.15

United States Dollar	1.93

European Currency Unit	1.42

British Pound	1

(4)	199 million 10 1/10 per cent. Exchangeable Capital Securities, exchangeable into 199 million 10 3/8 per cent. Non-Cumulative Sterling Preference Shares of £1 each of Abbey National on any Exchange Date at the option of Abbey National.

(5)	Holmes Funding No. 1 and No. 2 plc, Holmes Funding No’s. 1 through 8 plc, and ILSE No. 1 plc are quasi subsidiaries of the Group, pursuant to FRS 5 “Reporting the Substance of Transactions”, and have issued £14,862 million of medium term notes. This amount has not been included in the indebtedness of the Group on the basis that the Group is under no obligation to support any loss that may be incurred by the companies.

(6)	The total indebtedness of the Group has increased by £1,451 million between December 31, 2004 and June 21, 2005 as a result of issues and repayments of loan capital amounting to £2,832 million and £1,216 million respectively and a £165 million decrease due to foreign exchange movements and will increase by approximately £1,098 million as a result of this issue.

(7)	As at December 31, 2004 the Group had contingent liabilities of £1,200 million, of which all relate to ANTS Group.

(8)	Save for the information disclosed, there has been no material change in the authorised or issued share capital of ANTS and of the Guarantor, and no material change in the indebtedness, capitalisation, contingent liabilities or guarantees of the ANTS Group, or the Group since December 31, 2004.

DESCRIPTION OF THE NOTES

     This description of the terms of the notes adds information to the description of the general terms and provisions of debt securities in the accompanying prospectus. If this description differs in any way from the description in the accompanying prospectus, you should rely on this description.

     We will issue the notes under a senior indenture, dated as of November 4, 1994 (as supplemented or amended from time to time) among Abbey National plc, as guarantor, Deutsche Bank Trust Company Americas, the successor to Bankers Trust Company, as senior trustee, and us. The indenture is more fully described in the accompanying prospectus under “Description of the Debt Securities and Guarantees” beginning on page 12 of the accompanying prospectus. Wherever particular defined terms of the indenture are referred to and those terms are not defined in this prospectus, such defined terms shall have the meanings assigned in the indenture and are incorporated by reference into this prospectus.

     The notes are fully and unconditionally guaranteed by our parent, Abbey National, and will constitute direct, unconditional and unsecured obligations, ranking at least equally with all of our unsecured and unsubordinated obligations and those of Abbey National.

     We may, without consent of the holders, increase the principal amount of the notes in the future, on the same terms and conditions and with the same CUSIP number as the notes being offered hereby, as more fully described in “— Further Issues” below.

     The notes will be our unsecured obligations and will rank prior to all of our subordinated indebtedness and on an equal basis with all of our other senior unsecured indebtedness. The notes will constitute direct, unconditional and unsecured obligations our parent, Abbey National, and will rank at least equally with deposits and all of our unsecured and unsubordinated obligations and those of Abbey National.

     We may redeem the notes upon the occurrence of certain tax events at the principal amount of the notes being redeemed plus accrued interest, as more fully described in “— Tax Redemption” in the accompanying prospectus. There is no sinking fund for the notes. If not redeemed earlier, the notes are due and payable at their principal amount on June 29, 2007.

     The notes will not be listed on a securities exchange.

     “Business day,” with respect to the notes and any place of payment, means any day which is not a Saturday, Sunday or any other day on which banking institutions in such place of payment are authorized or obligated by law or regulation to close in London or New York.

General

     The notes are being issued in an aggregate principal amount of $2,000,000,000 and will mature on June 29, 2007. The notes will be issued in the form of one or more fully registered global securities in minimum denominations of $2,000 and integral multiples of $1,000 thereafter.

Interest

     Interest on the notes will begin to accrue on June 29, 2005.

     The notes will bear interest at an interest rate per annum that will be reset quarterly, determined in the manner described below.

     We will pay interest on the notes on March 29, June 29, September 29 and December 29 of each year, beginning on September 29, 2005, to the persons who are registered as the owners of such notes at the close of business on the date 15 calendar days prior to such interest payment date (whether or not a business day), except that interest payable at maturity will be paid to the same persons to whom principal of such notes is payable. If any interest payment date or the maturity date would otherwise be a day that is not a business day, such interest payment date or the maturity date will be postponed to the next day that is a business day, except that if such business day is in the next succeeding calendar month, such interest payment date or the maturity date shall be the immediately preceding business day.

     Accrued interest on the notes will be calculated by multiplying the aggregate principal amount of the notes by an accrued interest factor. The accrued interest factor will be computed by adding the interest factor calculated for each day in the period for which interest is being paid. The interest factor for each such day will be computed by dividing the interest rate applicable to such date (determined in the manner set forth below) by 360. The interest rate in effect on any interest determination date will be the applicable rate as determined on that date. The interest rate applicable to any other day is the interest rate as determined on the immediately preceding interest determination date.

     All percentages resulting from any calculation on the notes will be rounded to the nearest one hundred-thousandth of a percentage point with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all dollar amounts used in or resulting from such calculation on the notes will be rounded to the nearest cent (with one-half cent being rounded upward). Upon the request of a holder of the notes, the calculation agent will provide to such holder the interest rate in effect on the date of such request and, if determined, the interest rate for the next interest period.

     The notes will bear interest for each interest period at a rate per annum determined by the calculation agent, subject to the maximum interest rate permitted by New York or other applicable state law, as such law may be modified by United States law of general application. The rate at which interest on the notes will be payable during each quarterly interest period will be equal to three-month LIBOR (which we define below) on the interest determination date for that interest period plus 0.01%. Notwithstanding the preceding sentence, in certain circumstances described below, the interest rate for the notes will be determined without reference to three-month LIBOR. Promptly upon each such determination, the calculation agent will notify us and the trustee, if the trustee is not then serving as the calculation agent, of the interest rate for the new interest period. The interest rate determined by the calculation agent, absent manifest error, will be binding and conclusive upon the beneficial owners and holders of the notes, us and the trustee.

     If the following circumstances exist on any interest determination date, the calculation agent will determine the interest rate for the notes as follows:

(1)	In the event no reported rate appears on the designated LIBOR page as of approximately 11:00 a.m., London time, on an interest determination date, the calculation agent will request the principal London offices of each of four major reference banks (which may include the underwriters or their affiliates) in the London interbank market selected by the calculation agent (after consultation with us) to provide the calculation agent with a quotation of the rate at which three-month deposits in amounts of not less than $1,000,000 are offered by it to prime banks in the London interbank market, as of approximately 11:00 a.m., London time, on such interest determination date, that is representative of single transactions in dollars at such time (the “representative amounts”). If at least two rate quotations are provided, the interest rate will be the arithmetic mean of the rate quotations obtained by the calculation agent, plus 0.01%.

(2)	In the event no reported rate appears on the designated LIBOR page as of approximately 11:00 a.m., London time, on an interest determination date and there are fewer than two rate quotations, the interest rate will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York City time, on such interest determination date, by three major reference banks (which may include the underwriters or their affiliates) in New York City selected by the calculation agent (after consultation with us), for loans in representative amounts in dollars to leading European banks, having an index maturity of three months for a period commencing on the second London business day immediately following such interest determination date, plus 0.01%; provided, however, that if fewer than three reference banks selected by the calculation agent are quoting such rates, the interest rate for the applicable interest period will be the same as the interest rate in effect for the immediately preceding interest period.

Definitions

     The following definitions apply to the notes:

“calculation agent” means Citibank, N.A., or its successor appointed by us, acting as calculation agent;

“designated LIBOR page” means the display on Page 3750 of Moneyline Telerate, Inc. (or any successor service) for the purpose of displaying the London interbank offered rates of major banks for dollars (or such other page as may replace that page on that service for the purpose of displaying such rates);

“interest determination date” means, with respect to the notes, the second London business day immediately preceding the first day of the relevant interest period;

“interest period” means the period commencing on an interest payment date for the notes (or, with respect to the initial interest period only, commencing on June 29, 2005) and ending on the day before the next succeeding interest payment date for the LIBOR notes;

“London business day” means a day that is both a business day and a day on which dealings in deposits in U.S. dollars are transacted, or with respect to any future date are expected to be transacted, in the London interbank market; and

“three-month LIBOR,” for any interest determination date with respect to the notes, will be the offered rate for deposits in the London interbank market in U.S. dollars having an index maturity of three months for a period commencing on the second London business day immediately following the interest determination date in amounts of not less than $1,000,000, as such rate appears on the designated LIBOR page or a successor reporter of such rates selected by the calculation agent and acceptable to us, at approximately 11:00 a.m., London time, on the interest determination date (the “reported rate”).

Payment of Additional Amounts

     We will, subject to the exceptions and limitations set forth below, pay to the holder of a note such additional amounts as may be necessary in order that every net payment of the principal of (and premium, if any, on) and interest, if any, and arrears of interest, if any, on the notes after deduction or other withholding for or on account of any present or future tax, assessment, duty or other governmental charge of any nature whatsoever imposed, levied or collected by or on behalf of the country in which the applicable issuer or the guarantor, if any, as the case may be, is organized, or any political subdivision or taxing authority thereof or therein having power to tax, will not be less than the amount provided for in any such debt security to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts will not apply on account of any tax, assessment, duty or other governmental charge which is payable

1.	otherwise than by deduction or withholding from payments of principal of (or premium, if any, on) or interest, if any, or arrears of interest, if any, on a note;

2.	by reason of such holder having, or having had, some personal or business connection with the country in which the applicable issuer or the guarantor, if any, as the case may be, is organized and not merely by reason of the fact that payments are, or for the purposes of taxation are deemed to be, from sources in, or secured in, such country;

3.	by reason of a change in law or official practice of any relevant taxing authority that becomes effective more than 30 days after the Relevant Date (as defined below) for payment of principal (or premium, if any) or interest, if any, or arrears of interest, if any, in respect of a note;

4.	by reason of any estate, excise, inheritance, gift, sales, transfer, wealth or personal property tax or any similar assessment or governmental charge;

5.	as a result of the failure of a holder to satisfy any statutory requirements or make a declaration of nonresidence or other claim for exemption;

6.	by reason of such holder holding a Registered Security that was issued pursuant to an Optional Definitive Security Request;

7.	where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive or any agreement between the European Community and any jurisdiction providing for equivalent measures;

8.	by or on behalf of a holder who would have been able to avoid such withholding or deduction by seeking payment of such principal (and premium, if any), interest, or arrears of interest from another paying agent in a member state of the European Union; or

9.	owing to any combination of clauses (1) through (8) above.

     We hereby undertake that, if any withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings income implementing the conclusions of the ECOFIN Council meeting of November 26 and 27, 2000 or any law implementing or complying with, or introduced in order to conform to, any such Directive, we will ensure that we maintain a paying agent with a specified office in a European Union Member State that will not be obliged to withhold or deduct tax pursuant to any European Union Directive on the taxation of savings income implementing those conclusions or any such law; provided that under no circumstances shall we be obliged to maintain a paying agent with a specified office in such a Member State unless at least one Member State of the European Union does not require a paying agent making payments through a specified office in that Member State to so withhold or deduct tax.

     No additional amounts will be paid as provided above with respect to any payment of principal of (or premium, if any, on) or interest, if any, on or arrears of interest, if any, on a note to any holder who is a fiduciary or partnership or other than the sole beneficial owner of any such payment to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such a partnership or the beneficial owner of such payment would not have been entitled to the additional amounts had such beneficiary, settlor, member or beneficial owner been the holder of a note.

     “Relevant Date” means the date on which the payment of principal of (or premium, if any, on) or interest, if any, on or Arrears of Interest, if any, on the note first becomes due and payable but, if the full amount of the monies payable on such date has not been received by the relevant paying agent or as it shall have directed on or prior to such date, the “Relevant Date” means the date on which such monies shall have been so received.

     If any withholding or deduction is imposed on a payment to an individual pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of November 26 and 27, 2000 or any law implementing or complying with, or introduced in order to conform to, any such Directive and such withholding or deduction is required to be made, we will ensure that we maintain a paying agent with a specified office in a European Union Member State that will not be obliged to withhold or deduct tax pursuant to any European Union Directive on the taxation of savings income implementing those conclusions or any such law; provided that under no circumstances shall we be obliged to maintain a paying agent with a specified office in such a Member State unless at least one Member State of the European Union does not require a paying agent making payments through a specified office in that Member State to so withhold or deduct amounts for or an account of tax, whether pursuant to such Directive, under the law of that Member State or otherwise tax.

Book-Entry, Delivery and Form

     We will issue the notes in the form of one or more fully registered global securities, or the global notes, in denominations of $2,000 or integral multiples of $1,000. We will deposit the notes with, or on behalf of, The Depository Trust Company, New York, New York, or DTC, as the depositary, and will register the notes in the name of Cede & Co., DTC’s nominee. Your beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. You may elect to hold interests in the global notes through either DTC (in the United States) or Clearstream Banking, société anonyme, which we refer to as Clearstream, Luxembourg, or Euroclear Bank, S.A./ N.V., or its successor, as operator of the Euroclear System, which we refer to as Euroclear (outside of the United States) if you are participants of such systems, or indirectly through organizations which are participants in such systems. Interests held through Clearstream, Luxembourg and Euroclear will be recorded on DTC’s books as being held by the U.S. depositary for each of Clearstream, Luxembourg and Euroclear, which U.S. depositaries will in turn hold interests on behalf of their participants’ customers’ securities accounts. Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     As long as the notes are represented by the global notes, we will pay principal of and interest on those notes to or as directed by DTC as the registered holder of the global notes. Payments to DTC will be in immediately available funds by wire transfer. DTC, Clearstream, Luxembourg or Euroclear, as applicable, will credit the relevant accounts of their participants on the applicable date.

     We have been advised by DTC, Clearstream, Luxembourg and Euroclear, respectively, as follows:

•	As to DTC: DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. DTC holds securities deposited with it by its participants and facilitates the settlement of transactions among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

•	As to Clearstream, Luxembourg: Clearstream, Luxembourg has advised us that it was incorporated as a limited liability company under Luxembourg law. Clearstream, Luxembourg is owned by Cedel International, société anonyme, and Deutsche Börse AG. The shareholders of these two entities are banks, securities dealers and financial institutions.

Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg customers through electronic book-entry changes in accounts of Clearstream, Luxembourg customers, thus eliminating the need for physical movement of certificates. Transactions may be settled by Clearstream, Luxembourg in many currencies, including United States dollars. Clearstream, Luxembourg provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities, securities lending and borrowing. Clearstream, Luxembourg also deals with domestic securities markets in over 30 countries through established depository and custodial relationships. Clearstream, Luxembourg interfaces with domestic markets in a number of countries. Clearstream, Luxembourg has established an electronic bridge with Euroclear Bank S.A./ N.V., the operator of Euroclear, or the Euroclear operator, to facilitate settlement of trades between Clearstream, Luxembourg and Euroclear.

As a registered bank in Luxembourg, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream, Luxembourg customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. In the United States, Clearstream, Luxembourg customers are limited to securities brokers and dealers and banks, and may include the underwriters for the notes. Other institutions that maintain a custodial relationship with a Clearstream, Luxembourg customer may obtain indirect access to Clearstream, Luxembourg. Clearstream, Luxembourg is an indirect participant in DTC.

Distributions with respect to the notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg customers in accordance with its rules and procedures, to the extent received by Clearstream, Luxembourg.

•	As to Euroclear: Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thus eliminating the need for physical movement of certificates and risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in many currencies, including United States dollars and Japanese Yen. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described below.

Euroclear is operated by the Euroclear operator, under contract with Euroclear plc, a U.K. corporation. The Euroclear operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear operator, not Euroclear plc. Euroclear plc establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters for the notes. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly. Euroclear is an indirect participant in DTC.

The Euroclear operator is a Belgian bank. The Belgian Banking Commission and the National Bank of Belgium regulate and examine the Euroclear operator.

The Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, or the Euroclear Terms and Conditions, and applicable Belgian law govern securities clearance accounts and cash accounts with the Euroclear operator. Specifically, these terms and conditions govern:

•	transfers of securities and cash within Euroclear;

•	withdrawal of securities and cash from Euroclear; and

•	receipt of payments with respect to securities in Euroclear.

All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding securities through Euroclear participants.

Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Euroclear Terms and Conditions, to the extent received by the Euroclear operator.

Global Clearance and Settlement Procedures

     You will be required to make your initial payment for the notes in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream, Luxembourg customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

     Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg customers or Euroclear participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by the U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (based on European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg customers and Euroclear participants may not deliver instructions directly to their respective U.S. depositaries.

     Because of time-zone differences, credits of notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such notes settled during such processing will be reported to the relevant Clearstream, Luxembourg customers or Euroclear participants on such business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of notes by or through a Clearstream, Luxembourg customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.

     Although DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of notes among participants of DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

Further Issues

     We may from time to time, without notice to or the consent of the registered holders of the notes of a series, create and issue further notes of such series ranking on an equal basis with the notes of such series being offered hereby in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes). Such further notes will be consolidated and form a single series with the notes of such series being offered hereby and will have the same terms as to status, redemption or otherwise as the notes of such series being offered hereby.

Notices

     Notices to holders of the notes will be made by first class mail, postage prepaid, to the registered holders.

Governing Law

     The indenture and the notes will be governed by the laws of the State of New York.

USE OF PROCEEDS

     We estimate that the net proceeds, after underwriting discounts and commissions and estimated offering expenses, from the sale of the notes will be approximately $1,999,450,000. We expect to use the proceeds for general corporate purposes.

CERTAIN U.S. FEDERAL AND U.K. TAX CONSIDERATIONS

United States Federal Income Taxation

     The following is a summary of certain United States federal income tax considerations that may be relevant to a holder of a note that is a citizen or resident of the United States or a domestic corporation or that otherwise is subject to United States federal income taxation on a net income basis in respect of the note (a “United States holder”). This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change. This summary deals only with United States holders that will hold notes as capital assets and who acquired the notes upon original issuance at their original offering price and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that will hold notes as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction persons that have a “functional currency” other than the U.S. dollar, persons subject to the alternative minimum tax, if any, or any state, local or foreign tax consequences.

     Payments of Interest. Payments of stated interest on the notes will be treated to a United States holder as ordinary interest income at the time that such payments are accrued or are received (in accordance with the United States holder’s method of tax accounting).

     Purchase, Sale and Retirement of notes. Upon the sale, exchange or retirement of a note, a United States holder generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (less any accrued stated interest that the United States holder did not include in income, which will be taxable as such) and the United States holder’s tax basis in such note. A United States holder’s tax basis in a note generally will equal the cost of such note to such holder.

     Gain or loss recognized by a United States holder generally will be long-term capital gain or loss if the United States holder has held the note for more than one year at the time of disposition. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. The deductibility of capital losses is subject to limitations.

     Information Reporting and Backup Withholding. The paying agents will be required to file information returns with the IRS with respect to payments made to certain United States holders of notes. In addition, certain United States holders may be subject to backup withholding tax in respect of such payments if they do not provide their taxpayer identification numbers to a paying agent. Persons holding notes who are not United States holders may be required to comply with applicable certification procedures to establish that they are not United States holders in order to avoid the application of such information reporting requirements and backup withholding tax.

     Investors should consult their own tax advisors in determining the tax consequences to them of holding notes, including the application to their particular situation of the tax considerations discussed below, as well as the application of state, local, or other tax laws.

United Kingdom Taxation

     The comments below are not exhaustive and are of a general nature based on our understanding of certain aspects of current United Kingdom law and practice relating to certain aspects of United Kingdom taxation of interest and are subject to change, possibly with retrospective effect. They relate only to the position of persons who are the absolute beneficial owners of their notes and may not apply to certain classes of taxpayer (such as dealers or certain professional investors or persons connected with us or Abbey National) or where income is deemed for tax purposes to be the income of another person. They deal only with the question of whether payments of interest on the notes may be made without withholding or deduction for or on account of United Kingdom income tax and do not deal with other United Kingdom tax consequences that might arise from holding or disposing of the notes. These comments do not purport to constitute legal or tax advice. Prospective noteholders who are in any doubt as to their tax position or who may be subject to tax in a jurisdiction other than the United Kingdom should seek independent professional advice.

     Payments of principal in respect of the notes made in the United Kingdom are not subject to withholding tax in the United Kingdom.

     Payments of interest made on the notes may be made without withholding or deduction for or on account of UK income tax provided that we continue to be a bank for the purposes of Section 349 of the Income and Corporation Taxes Act 1988 (“ICTA 1988”) and the interest on the notes is treated as paid in the ordinary course of ANTS’ business within the meaning of Section 349 of ICTA 1988.

     In other cases, payments of interest will be made by us after deduction of UK income tax at the lower rate (currently 20%) unless we have previously been directed by HM Revenue & Customs, in relation to a particular holder of the notes, to make payment free of deduction or subject to a reduced deduction under the provisions of any applicable income tax treaty. Certain eligible U.S. holders are entitled to receive payments free of UK income tax under the income tax treaty between the United Kingdom and the United States (the “Treaty”) and you may therefore be able to obtain such a direction from HM Revenue & Customs. However, such directions will be issued only on prior application to the relevant tax authorities by you. If HM Revenue & Customs does not issue such a direction, we will be required to withhold tax. If you are a U.S. holder entitled to relief under the Treaty, you may subsequently be able to claim from the Inland Revenue all or part of the amount withheld.

     Persons in the United Kingdom paying interest to or receiving interest on behalf of another person may be required to provide certain information to the UK Inland Revenue regarding the identity of the payee or person entitled to the interest and, in certain circumstances, such information may be provided to tax authorities in other countries.

     The interest has a UK source and accordingly may be chargeable to UK tax by direct assessment. Where the interest is paid without withholding or deduction, the interest will not be assessed to UK tax in the hands of noteholders who are not resident in the United Kingdom except where such persons carry on a trade, profession or vocation in the United Kingdom through a UK branch or agency or, in the case of a corporate holder, a permanent establishment in connection with which the interest is received or to which the notes are attributable, in which case (subject to exemptions for interest received by certain categories of agent) tax may be levied on the UK branch or agency or permanent establishment. Noteholders should note that the provisions relating to additional amounts referred to in the section of the accompanying prospectus entitled “Payment of Additional Amounts” would not apply if HM Revenue & Customs sought to assess directly the person entitled to the relevant interest to UK tax. However, exemption from, or reduction of, such UK tax liability might be available under an applicable double taxation treaty.

     The EU has adopted a Directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States of the European Union (“Member States”) will be required from a date no earlier than July 1, 2005 to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to or for the benefit of an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

EXCHANGE RATES

     On June 21, 2005, the noon buying rate in the City of New York for cable transfers in sterling as announced by the Federal Reserve Bank of New York for customs purposes was £1.00 = $1.82.

UNDERWRITING

     Subject to the terms and conditions set forth in the underwriting agreement, dated as of June 22, 2005 among Abbey National, the underwriters named below (the “underwriters”) and us, we have agreed to sell to each underwriter and each underwriter has severally agreed to purchase the respective principal amounts of the notes set forth opposite its name below:

Underwriters	Principal Amount

Citigroup Global Markets Inc.	$666,666,667

Credit Suisse First Boston LLC	666,666,666

Goldman, Sachs & Co.	666,666,667

Total	$2,000,000,000

     The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any of the notes are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of notes may be terminated.

     The underwriters propose to offer the notes initially at the public offering price on the cover page of this prospectus supplement. After the initial public offering, the underwriters may change the public offering price and concession and discount to broker/ dealers.

     We estimate that our share of the total expenses for this offering, including legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $150,000.

     The notes are a new issue of securities with no established trading market. One or more of the underwriters intend to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

     In the ordinary course of business, certain of the underwriters and their affiliates have provided financial advisory, investment banking and general financing and banking services for us and our affiliates for customary fees. In addition, affiliates of Goldman, Sachs & Co. acted as financial adviser to Banco Santander in the acquisition of Abbey National.

     We have agreed to indemnify the underwriters against liabilities under the U.S. Securities Act of 1933, as amended, or contribute to payment that the underwriters may be required to make in that respect.

     In connection with the offering, the underwriters may engage in stabilizing transactions, short sales, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Short sales involve sales by the underwriters of notes in excess of the principal amount of notes the underwriters are obligated to purchase, which creates a syndicate short position. The underwriters will close out any short position by purchasing notes in the open market.

•	Syndicate covering transactions involve purchases of notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the notes originally sold by such syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

     The notes are offered for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

     Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the notes directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other offering material relating to the notes, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.

     Delivery of the notes will be made against payment on June 29, 2005. Trades of securities in the secondary market generally are required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the notes will not be made on a T+3 basis, investors who wish to trade the notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

     Certain of the underwriters expect to make the notes available for distribution on the internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between such underwriter(s) and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from such underwriter(s) based on transactions such underwriter(s) conducts through the system. Such underwriter(s) will make the notes available to its customers through the internet distributions, whether made through a proprietary or third party system, on the same terms as distributions made through other channels.

     In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (also referred to as a relevant member state), each underwriter has represented and agreed that with effect from and including the date on which the prospectus directive is implemented in that relevant member state, also referred to as the relevant implementation date) it has not made and will not offer or sell the notes to the public in that relevant member state except that it may, with effect from and including the relevant implementation date, offer or sell the notes to the public in that relevant member state:

(i)	in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those notes which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(ii)	at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in notes;

(iii)	at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(iv)	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

     For the purposes of this provision, the expression “offer or sell the notes to the public” in relation to any of the notes in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase the notes, as the same may be varied in that member State by any measure implementing the Prospectus Directive in that member state and the “Prospectus Directive” shall mean Directive 2003/71/ EC and includes any relevant implementing measure in each relevant member state.

     Each underwriter has represented and agreed that (i) it has not offered or sold and, for the period of six months from the date of the [Offering], will not offer or sell any notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended); (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, also referred to as the FSMA) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA would not apply to us or Abbey National if both we and Abbey National were not authorized persons; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

PROSPECTUS

U.S.$7,000,000,000

Abbey National plc

Abbey National Treasury Services plc	Abbey National First Capital B.V.

DEBT SECURITIES

         From time to time, Abbey National plc (“Abbey National”). Abbey National Treasury Services plc (“ANTS”) and Abbey National First Capital B.V. (“First Capital B.V.”) may offer debt securities. We are collectively referred to in this prospectus as the issuers. The aggregate initial offering price of the debt securities we offer may not exceed $7,000,000,000 including equivalent amounts in other currencies, subject to reduction as a result of the sale under certain circumstances of other securities.

         Abbey National and First Capital B.V. may offer subordinated debt securities through this prospectus, and ANTS may offer senior debt securities through this prospectus. Each debt security issued by either ANTS or First Capital B.V. will be unconditionally and irrevocably guaranteed by Abbey National. Guarantees of ANTS debt securities will be senior guarantees, and guarantees of First Capital B.V. debt securities will be subordinated guarantees.

         We will provide the specific terms of the securities that we are offering in supplements to this prospectus. These terms may include the specific designation, aggregate principal amount, ranking as senior or subordinated, authorized denominations, interest rates or their methods of calculation, interest payment dates and redemption provisions, among others. The prospectus supplement will also contain the names of the underwriters, dealers or agents involved in the sale of the debt securities, together with any applicable commissions or discounts. You should read this prospectus and any prospectus supplement carefully before you make a decision to invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined whether this Prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.
June 22, 2005

ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “Commission”) utilizing the “shelf” registration process. Under the shelf registration process, we may sell the securities described in this prospectus in one or more offerings.

     There are certain restrictions on the distribution of this prospectus as set out in “Plan of Distribution”.

     In connection with any issue of securities through this prospectus, a stabilizing manager or any person acting for it may over-allot or effect transactions with a view to supporting the market price of such securities at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the stabilizing manager or any agent of it to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

     This prospectus provides you with a general description of the debt securities we may offer. Each time we sell securities, we will provide prospective investors with a prospectus supplement that will contain specific information about the terms of the securities. The prospectus supplement may also add to or update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Obtain More Information.”

     In this prospectus, we use a number of short-hand terms in order to simplify the discussion of our operations. In particular:

•   “Guarantor” refers to Abbey National;
•   “Society” refers to the Abbey National Building Society;
•   “ANTS Group” refers to ANTS and its subsidiaries;
•   “Group” refers to Abbey National and its subsidiaries;
• “pounds”, “sterling”, “£”, “pence” and “p” refer to the currency of the United Kingdom;	• “U.S. dollars”, “dollars”, “U.S.$”, “$” and “¢” refer to the currency of the United States;
• the “Tier 1” or “Tier 2” capital ratio refers to the Group’s Tier 1 or Tier 2 capital ratio calculated in accordance with the standards of the Bank for International Settlements, European Community directives and the UK Financial Services Authority.

     The selected financial information relating to the Group in this prospectus for each of the five financial years ended December 31, 2004 does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985 of Great Britain (the “Companies Act”). Instead, it has been derived from the audited consolidated accounts of the Group for each of those years. The statutory consolidated accounts for each of those years were delivered to the Registrar of Companies in England and Wales. The Group’s auditors have made reports under Section 235 of the Companies Act in respect of each set of statutory consolidated accounts for each of the five financial years ended December 31, 2004 and each such report was unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act.

LIMITATIONS ON ENFORCEMENT OF U.S. LAWS — AS AGAINST ABBEY NATIONAL, ANTS, FIRST CAPITAL B.V., THEIR RESPECTIVE MANAGEMENTS AND OTHERS

     Each of Abbey National and ANTS is a public limited company incorporated in England and Wales. First Capital B.V. is a private company with limited liability organized under the laws of the Netherlands with its statutory seat at The Hague. All of our directors are residents of the United Kingdom, the Netherlands or countries other than the United States. As a result, you should note that it may be difficult or impossible to serve legal process on Abbey National, ANTS, First Capital B.V., or their managers, and to force them to appear in a U.S. court. Abbey National’s and ANTS’s legal counsel in England, Slaughter and May, and First Capital B.V.’s legal counsel in the Netherlands, De Brauw Blackstone Westbroek N.V., have advised them that there is doubt as to the enforceability in those countries, in original actions or in actions to enforce judgments of U.S. courts, of civil liabilities based on U.S. securities laws. Finally, a Netherlands court may refuse to allow an original action based on U.S. securities laws.

     De Brauw Blackstone Westbroek N.V. has further advised that the United States and the Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgements (other than arbitration awards) in civil and commercial matters. Therefore, a civil judgment by a U.S. court would not necessarily be directly enforceable in the Netherlands, although it could be enforceable in certain circumstances.

     We have consented to service of process in the Borough of Manhattan, the City of New York, for claims based on the documents underlying the particular debt securities that each of us will issue or guarantee, which include the related indentures, deposit and custody agreements, the terms of the debt securities and guarantees themselves and the related global receipts.

WHERE YOU CAN OBTAIN MORE INFORMATION

     Abbey National files annual reports, special reports and other information with the Commission. The SEC allows us to “incorporate by reference” the information Abbey National files with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and certain later information that Abbey National files with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

•	Abbey National’s annual report on Form 20-F for the year ended December 31, 2004, filed with the SEC on June 15, 2005 (SEC File No. 0-25670),

•	Abbey National’s report on Form 6-K, with respect to the departure from Abbey of Tony Wyatt, Executive Director, Manufacturing furnished to the SEC on June 15, 2005,

•	Abbey National’s report on Form 6-K, containing certain information relating to our results of operations and financial condition for the three-month period ended and as at March 30, 2005, furnished to the SEC on June 22, 2005,

•	any future filings on Form 20-F made with the SEC under the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of the offering of the securities offered by this prospectus, and

•	any future reports on Form 6-K that we furnish to the SEC after the date of this prospectus and prior to the termination of the offering of securities offered by this prospectus that are identified in such reports as being incorporated by reference in this prospectus.

     You may read and copy any document Abbey National files at the Commission’s public reference room at 100 F Street, N.E., Washington D.C. 20549 and at the Commission’s regional offices. Please call the Commission at (800) SEC-0330 for further information about the public reference room. You may request a copy of these documents at no cost to you, by writing to or telephoning us at the following address: Secretariat, Abbey National plc, Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN, England, telephone: 44 870 607 6000. Website: www.abbey.com

FORWARD-LOOKING STATEMENTS MAY NOT BE ACCURATE

     We may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in documents filed with the Commission, including this prospectus or any prospectus supplement, documents incorporated herein by reference, reports to shareholders and other communications. The US Private Securities Litigation Reform Act of 1995 contains a safe harbor for forward-looking statements on which we rely in making such disclosures. Examples of such forward-looking statements include, but are not limited to:

•	projections or expectations of revenues, costs, profit (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios;

•	our statements of plans, objectives or goals or those of our management, including those related to products or services;

•	statements of future economic performance; and

•	statements of assumptions underlying such statements.

     Words such as “believes”, “anticipates”, “expects”, “intends”, “aims”, and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by us or on our behalf. These factors include:

•	inflation, interest rate, exchange rate, market and monetary fluctuations;

•	the effect of, and changes to, regulation and government policy;

•	the effects of competition in the geographic and business areas in which we conduct operations;

•	changes in consumer spending, saving and borrowing habits in the United Kingdom and in other countries in which we conduct operations;

•	the effects of changes in laws, regulations, taxation or accounting standards or practices;

•	the ability to increase market share and control expenses;

•	the timely development of and acceptance of our new products and services and the perceived overall value of these products and services by users;

•	acquisitions and disposals;

•	technological changes;

•	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct operations; and

•	our success at managing the risks of the foregoing.

     We caution that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

THE ABBEY NATIONAL GROUP

Background

     Abbey National was incorporated in England and Wales on September 12, 1998 with registered number 2294747. The Abbey National Group provides about 18 million customers in the United Kingdom with a comprehensive range of personal financial services, including mortgages, savings and investments, banking, unsecured lending, pensions, life assurance and general insurance products. The Abbey National Group also has offshore operations in Jersey and the Isle of Man. The Abbey National Group is regulated by the Financial Services Authority.

     On November 12, 2004, Banco Santander completed the acquisition of the entire issued share capital of Abbey National, implemented by means of a scheme of arrangement under section 425 of the Companies Act 1985.

Corporate Purpose and Strategy

     Abbey National’s purpose and goal is to maximize value for its shareholder — Banco Santander — by focusing on the provision of personal financial services in the UK. The Abbey National Group is already a leading player in its core mortgage and savings markets and management continues to target consolidation of these positions and growth in personal banking, insurance and long-term savings. Over the last two years, the Abbey National Group has made good programs in restructuring the business — disposing and exiting the large majority of £60 billion of assets and businesses that were deemed non-core and investing in the ongoing Personal Financial Services operations. As part of the Banco Santander group of companies, it is currently intended that this programme will be accelerated.

Organizational Structure

     The Abbey National Group’s operations were re-organised following the acquisition of Abbey National by Banco Santander in November 2004.

     Six main components (as described below) comprise the new structure. The first three components are customer-facing operations, while the next three provide business support functions.

1)	Sales and Marketing is responsible for all channel delivery (branches, telephone, internet banking) and marketing strategies for both direct and intermediary customers.

2)	Insurance and Asset Management has been created to signal the importance of these markets to the Abbey National Group.

3)	Manufacturing is responsible for all operations activity (including service centres) and for meeting all of the Abbey National Group’s information technology needs as well as IT procurement and security.

4)	Finance and Markets comprises Abbey Financial Markets, Finance and the Portfolio Business Unit which consists of those businesses selected for exit.

5)	Human Resources is responsible for the Abbey National Group human resources strategy and personnel support.

6)	Risk Management focuses on the Abbey National Group’s risk policy and control framework.

     A further four units sit outside these main divisions. These are Communications, Compliance, Strategy & Planning and Legal & Secretariat.

ABBEY NATIONAL TREASURY SERVICES plc

     ANTS is a wholly-owned subsidiary of Abbey National and is an authorized person with permission to accept deposits under the FSMA. ANTS was incorporated in England and Wales on January 24, 1989 with registered number 2338548.

     ANTS uses the brand name Abbey National Markets (“AFM”). As part of the restructuring which followed the acquisition by Banco Santander Central Hispano, S.A. (“Banco Santander”) in November 2004, AFM falls within the Finance and Markets Division of the Group as described under “The Abbey National Group” below.

     AFM comprises:

•	Short Term Markets (previously known as Short-term Funding, Liquidity and Trading);

•	Asset & Liability Management (previously known as Group Treasury and International); and

•	Derivatives & Structured Products (previously known as Abbey National Financial Products).

     AFM manages the Group’s funding, liquidity and balance sheet requirements. In addition, AFM provides structured products, underpinned by its derivatives trading activities, to the Group and other UK financial services companies. It is also active in securities financing and in the International Money Markets and Capital Markets. AFM has ceased its international treasury options other than those in Stamford, Connecticut, U.S.A.

ABBEY NATIONAL FIRST CAPITAL

     Abbey National First Capital B.V., a Netherlands corporation, is an indirect wholly owned subsidiary of Abbey National whose principal purpose is raising funds for the Group.

     The principal executive offices of each of Abbey National and ANTS are located at Abbey National House, 2 Triton Square Regent’s Place, London NW1 3AN, England; the telephone number for Abbey National is 44-870-607-6000 and for ANTS is 44-207-612-4000. The principal executive offices of Abbey National First Capital B.V. are located at Lange Voorhout 86, apartment 22, 2514 EJ, The Hague, The Netherlands; telephone number 31-70-356-0939.

USE OF PROCEEDS

     Unless otherwise disclosed in the accompanying prospectus supplement, the net proceeds from the sale of the debt securities will be used to fund the business of the Group and, with respect to subordinated debt securities, to strengthen the Group’s capital base.

EXCHANGE RATES

     The following tables set forth, for the periods indicated, certain information concerning the exchange rate for pounds sterling based on the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York, expressed in US dollars per £1.00. No representation is made that amounts in pounds sterling have been, could have been or could be converted into US dollars at the noon buying rate or at any other rate. On June 21, 2005, the noon buying rate in the City of New York for cable transfers in sterling as announced by the Federal Reserve Bank of New York for customs purposes was £1.00 = $1.82.

	High	Low	Average(1)	Period end
Calendar period

	$ Rate

Years ended December 31:

2004	1.95	1.75	1.83	1.78

2003	1.78	1.55	1.63	1.78

2002	1.61	1.41	1.50	1.61

2001	1.50	1.37	1.44	1.45

2000	1.65	1.40	1.51	1.50

Months ended:

June 2005(2)	1.84	1.80

May 2005	1.90	1.82

April 2005	1.92	1.87

March 2005	1.93	1.87

February 2005	1.92	1.86

January 2005	1.91	1.86

December 2004	1.95	1.91

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

(2)	With respect to June 21, 2005, for the period from June 1 to June 21.

SELECTED FINANCIAL DATA

     The financial information set forth below for the twelve month periods ended December 31, 2004, 2003 and 2002, and as at December 31, 2004 and 2003 has been derived from the consolidated financial statements of the Group included in our annual report on Form 20-F for the year ended December 31, 2004. The information should be read in connection with, and is qualified in its entirety by reference to, the Group’s consolidated financial statements and the notes thereto. Financial information set forth below for the twelve-month periods ended December 31, 2001 and 2000, and as at December 31, 2002, 2001 and 2000, has been derived from the audited consolidated financial statements of the Group for 2002, 2001 and 2000. The financial information in this selected consolidated financial and statistical data does not constitute statutory accounts within the meaning of the Companies Act 1985. The auditors’ report in the financial statements for each of the five years ended December 31, 2004 was unqualified and did not include a statement under sections 237(2) and 237(3) of the Companies Act 1985. The Consolidated Financial Statements of the Group, for the years ended December 31, 2004, 2003, 2002, 2001 and 2000, were audited by Deloitte & Touche, independent accountants. The Group’s consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2004 have been prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. Certain significant differences between UK GAAP and US GAAP are discussed in note 58 to the consolidated financial statements, and notes 61 and 62 to the consolidated financial statements include reconciliations of certain amounts calculated in accordance with UK GAAP to US GAAP.

Profit and loss accounts

	Year ended/as at December 31,

					2003		2002		2001		2000
	2004(1)		2004		(restated)(2)		(restated)(2)		(restated)(2)		(restated)(2)

	$m		£m		£m		£m		£m		£m

Net interest income (1, 6)	2,723		1,530		2,062		2,584		2,692		2,680

Fees, commissions and other income (1, 3)	2,075		1,166		471		981		1,400		1,512

Total operating income	4,798		2,696		2,533		3,565		4,092		4,192

Operating expenses excluding impairment of goodwill and operating lease depreciation(9)	(3,835)		(2,154)		(2,179)		(2,019)		(1,856)		(1,819)

Impairment of goodwill	—		—		(18)		(1,138)		—		—

Depreciation on operating lease assets (3)	(269)		(151)		(251)		(280)		(256)		(178)

Provisions	(210)		(118)		(771)		(1,075)		(510)		(326)

(Loss)/profit on ordinary activities before tax (7)	484		273		(686)		(947)		1,470		1,869

Tax on (loss)/profit on ordinary activities	(256)		(144)		42		(152)		(464)		(513)

(Loss)/profit on ordinary activities after tax	228		129		(644)		(1,099)		1,006		1,356

Minority interests — non-equity	(87)		(49)		(55)		(62)		(59)		(51)

(Loss)/profit for the financial year attributable to the shareholders of Abbey National plc	141		80		(699)		(1,161)		947		1,305

Transfer (to)/from non-distributable reserve	84		47		(200)		263		161		(134)

Dividends including amounts attributable to non-equity interests	(1,122)		(631)		(424)		(424)		(762)		(687)

Retained (loss)/profit for the year	(897)		(504)		(1,323)		(1,322)		346		484
Selected UK GAAP profit and loss account data
Earnings/(loss) per ordinary share (pence and cents)

— basic	3.9	c	2.2	p	(52.4	)p	(84.8	)p	63.2	p	89.2	p

— diluted	3.9	c	2.2	p	(52.4	)p	(84.3	)p	62.8	p	88.6	p
Dividends per ordinary share (pence and cents)

— net (4)	70.0	c	39.3	p	25.0	p	25.0	p	50.0	p	45.5	p

— gross equivalent (4)	77.8	c	43.7	p	27.8	p	27.8	p	55.6	p	50.6	p

Dividend cover (times)	0.10		0.10		(1.60)		(2.70)		1.20		1.90
Selected US GAAP profit and loss account data

(Loss)/income from continuing operations (9)	(183)		(103)		278		(685)		1,485		—

Net (loss)/income available to ordinary shareholders	(121)		(68)		(128)		(1,407)		947		1,175
(Loss)/earnings per ordinary share (pence) from continuing operations (9)

— basic and diluted	(12.6	)c	(7.1	)p	(19.2	)p	(47.5	)p	63.4	p	—
from net (loss)/income available to ordinary shareholders

— basic and diluted	(8.3	)c	(4.7	)p	(8.8	)p	(98.2	)p	66.2	p	83.2	p

Balance sheets

	2004(1)		2004		2003		2002		2001		2000

	$m		£m		£m		£m		£m		£m
Assets

Cash, treasury bills and other eligible bills	4,351		2,444		2,070		1,879		2,983		1,596

Loans and advances to banks	18,063		10,148		7,155		6,601		9,874		12,168

Loans and advances to customers before non-recourse finance	141,210		79,331		84,488		81,427		78,650		81,752

Loans and advances subject to securitization	51,577		28,976		23,833		24,156		18,883		7,927

Less: non-recourse finance	(26,874)		(15,098)		(14,482)		(15,160)		(12,952)		(4,629)

Loans and advances to customers	165,913		93,209		93,839		90,423		84,581		85,050

Net investment in finance leases	2,044		1,148		2,573		3,447		4,738		5,192

Securities and investments	42,468		23,859		31,961		60,770		68,673		69,573

Long-term assurance business (8)	5,283		2,968		2,272		2,316		1,662		1,513

Intangible fixed assets	564		317		341		376		1,243		245

Tangible fixed assets excluding operating lease assets	438		246		268		371		336		389

Operating lease assets	4,166		2,341		2,529		2,573		2,522		1,963

Tangible fixed assets	4,604		2,587		2,797		2,944		2,858		2,352

Other assets	10,469		5,881		5,431		7,027		7,340		7,565

Assets of long-term assurance funds	48,381		27,180		28,336		29,411		30,415		19,083

Total assets	302,140		169,741		176,775		205,194		214,367		204,337
Liabilities

Deposits by banks	32,774		18,412		22,125		24,174		24,945		34,996

Customer accounts	140,354		78,850		74,401		76,766		75,809		66,795

Debt securities in issue	39,105		21,969		24,834		48,079		54,413		57,078

Other liabilities	21,025		11,812		14,115		12,484		13,739		12,978

Subordinated liabilities including convertible debt	10,826		6,082		7,079		7,303		6,887		5,871

Liabilities of long-term assurance funds	48,380		27,180		28,336		29,411		30,415		19,083
	292,463		164,305		170,890		198,217		206,208		196,801

Minority interests — non-equity	912		512		554		627		681		664

Non-equity shareholders’ funds	1,125		632		632		748		748		450

Equity shareholders’ funds	7,640		4,292		4,699		5,602		6,730		6,422

Total liabilities	302,140		169,741		176,775		205,194		214,367		204,337
Selected UK GAAP balance sheet data

Shareholders’ funds, inc non-equity	8,765		4,924		5,331		6,350		7,478		6,872

Book value of equity shareholders’ funds per ordinary share	514.1	c	288.8	p	321.3	p	384.2	p	468.3	p	450.6	p
Selected US GAAP balance sheet data

Shareholders’ funds	8,621		4,843		5,629		5,899		8,059		7,634

Book value of equity shareholders’ funds per ordinary share	504.4	c	283.4	p	341.7	p	352.6	p	497.6	p	501.8	p

Number of shares in issue, adjusted for changes in capital (m)	1,465		1,465		1,453		1,450		1,440		1,428

Total assets	331,552		186,265		197,836		188,161		188,689		177,773

(1)	Amounts stated in dollars have been translated from sterling at the rate of £1.00 — $1.78, the noon buying rate on December 31, 2004.

(2)	In its annual report on Form 20-F for the year ended December 31, 2004 incorporated by reference in this prospectus, Abbey National’s U.S. GAAP financial information for the years ended December 31, 2003 and 2002 was restated. Please see note 62 of the notes to the consolidated financial statements included in the annual report on Form 20-F for the year ended December 31, 2004. No restatement of Abbey National’s U.K. GAAP financial information was made.

(3)	Equivalent US dollar amounts are shown in “Shareholder information — Dividends on ordinary shares”, in our annual report on Form 20-F for the year ended December 31, 2004.

(4)	The calculation of the gross equivalent dividend per ordinary share applies a tax rate of 10% for grossing-up purposes for dividends.

(5)	Prior to 2002, Reserve capital instruments were reported as a component of non-equity shareholders’ funds, with coupon payments treated as a non-equity appropriation of profit. Following an accounting presentation change, Reserve capital instruments are now reported within Subordinated liabilities, with coupon payments recorded as Interest payable, within Net interest income. The 2001 comparative amounts have been restated to reflect this accounting policy change and as a consequence profit before tax has been reduced by £19m, with profits attributable to shareholders remaining unchanged. Shareholders’ funds including non-equity interests have been reduced by £297m in 2001. Comparative amounts for years prior to 2001 are unaffected. This change results from the application of UITF 33, Obligations in capital instruments, which first applies to the financial statements for the year ended December 31, 2002.

(6)	The application of FRS 19, Deferred tax, for the year ended December 31, 2002 has resulted in deferred taxation being provided on all timing differences that have not reversed before the balance sheet date at the rate of tax expected to apply when those timing differences will reverse. Deferred tax assets are now recognized to the extent that they are regarded as recoverable. Previously, deferred taxation was accounted for where it was probable that a liability or asset would arise. The 2001 and 2000 comparative amounts have been restated to reflect this accounting policy change and as a consequence the tax charge has been reduced by £24m (2001) and £16m (2000), respectively. Shareholders’ funds including non-equity interests have been increased by £120m (2001) and £96m (2000) respectively.

(7)	Prior to 2002, the costs of equity-based instruments issued to employees under compensation schemes were generally accounted for under the intrinsic value method. We now account for the costs of share-based instruments on a fair value basis. The costs of share-based payments are computed by reference to the grant date; such costs are expensed over the vesting period of the instrument. The 2001 and 2000 Profit and Loss accounts and statements of total recognized gains and losses comparative amounts have been restated to reflect this accounting policy change and as a consequence profit before tax has been reduced by £6m (2001) and £4m (2000) respectively, with a corresponding credit to the statement of total recognized gains and losses. No prior period adjustment to shareholders’ funds is required.

(8)	In 2002 certain adjustments were made to period end market values in reporting long-term assurance business. The 2001 and 2000 comparative amounts have been restated to reflect this change in accounting policy. The reported earnings in these periods have been reduced by £443m and £102m, respectively. See note 21 to the consolidated financial statements “Long term assurance business” for further information.

(9)	Determination of the split of net income between continuing operations and discontinued operations, and the related earnings per share amounts for 2000 is not practicable

DESCRIPTION OF THE DEBT SECURITIES AND GUARANTEES

     The following description sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of each series of debt securities offered by any prospectus supplement and the extent, if any, to which the general provisions described below may apply to the debt securities so offered will be described in the prospectus supplement relating to those debt securities. As used in this description, the holder of a debt security is, with respect to a debt security in registered form, the registered owner of that debt security and, with respect to a debt security in global bearer form, the Custodian as holder of that global bearer debt security.

     The senior debt securities and the senior guarantees will be issued under a senior indenture, dated as of November 4, 1994 (as supplemented or amended from time to time) among ANTS, Abbey National and Deutsche Bank Trust Company Americas, as successor to Bankers Trust Company, as senior trustee. A copy of the senior indenture is filed as an exhibit to the Registration Statement of which this prospectus is a part. The subordinated debt securities and the subordinated guarantees will be issued under a subordinated indenture, dated as of October 25, 1994 (as supplemented or amended from time to time and, together with the senior indenture, referred to in this description as the “indentures”), among Abbey National, First Capital B.V and The Bank of New York, as subordinated trustee (together with the senior trustee, the “trustees”). A copy of the subordinated indenture is filed as an exhibit to the Registration Statement of which this prospectus is a part.

     The following summaries of the material provisions of the debt securities, the guarantees and the indentures do not purport to be complete and are qualified in their entirety by reference to all the provisions of the applicable indenture, including the definitions of certain terms which are provided in the indentures. Wherever particular defined terms of the applicable indenture are referred to and those terms are not defined in this prospectus, such defined terms shall have the meanings assigned in the applicable indenture and are incorporated by reference into this prospectus.

General

     The indentures do not limit the amount of the debt securities that can be issued thereunder and provide that debt securities may be issued thereunder from time to time in one or more series. Subordinated debt securities may:

1.	have a fixed Stated Maturity or date of redemption (“Term Subordinated Securities”),

2.	have no fixed Stated Maturity or date of redemption and be subordinated debt securities to which the provisions set forth under the heading “Perpetual Capital Securities” do not apply (“Perpetual Subordinated Securities”) or

3.	have no fixed Stated Maturity or date of redemption and be subordinated debt securities to which the provisions set forth under the heading “Perpetual Capital Securities” apply (“Perpetual Capital Securities”).

     The following terms of the particular series of debt securities and guarantees, if any, being offered will be described in the relevant prospectus supplement:

1.	whether the debt securities are senior debt securities or subordinated debt securities, and if subordinated debt securities, whether they are Term Subordinated Securities, Perpetual Subordinated Securities or Perpetual Capital Securities;

2.	the designation, aggregate principal amount and authorized denominations of the series of debt securities;

3.	the percentage or percentages of principal amount at which the debt securities of the series will be issued;

4.	with respect to subordinated debt securities, whether subordinated debt securities of the series are to be issuable as Registered Securities, Bearer Securities or both, and whether and on what terms subordinated debt securities of the series in one form may be exchanged for subordinated debt securities of the series in another form;

5.	certain dates or periods, including:

(a)	the original issue date or dates or periods during which the debt securities may be issued,

(b)	the date or dates (or manner of determining the same), if any, on which, or the range of dates, if any, within which, the principal of (and premium, if any, on) the debt securities of the series is payable and

(c)	the record dates, if any, for the determination of holders of Registered Securities of such series to whom such principal (and premium, if any) is payable;

6.	information with regard to interest, including:

(a)	the rate or rates per annum (or the manner of calculation thereof) at which the debt securities of the series shall bear interest (if any),

(b)	the date or dates from which such interest shall accrue,

(c)	the Interest Payment Dates on which such interest shall be payable (or manner of determining the same) and

(d)	the Regular Record Date for the interest payable on any Registered Securities on any Interest Payment Date;

7.	the place or places where:

(a)	the principal of (and premium, if any, on) and interest or Arrears of Interest (as defined below), if any, on debt securities of the series shall be payable,

(b)	debt securities of the series may be presented for transfer or exchange, and

(c)	notices and demands to or upon the applicable issuer or the guarantor, if any, may be served;

8.	the terms and conditions, if any, upon which debt securities of the series may be redeemed, in whole or in part, at the option of the applicable issuer or otherwise;

9.	the obligation, if any, of the applicable issuer to redeem, purchase or repay debt securities of the series pursuant to any sinking fund or analogous provisions or at the option of a holder thereof and the terms and conditions in respect thereof;

10.	if the currency in which the debt securities of the series shall be issuable is dollars, the denominations in which any Registered Securities of that series shall be issuable, if other than the denominations of $1,000 and any integral multiples thereof;

11.	with respect to debt securities other than Perpetual Capital Securities, if other than the principal amount thereof, the portion of the principal amount of such debt securities of the series which shall be payable upon a declaration of acceleration of the Maturity, if any, thereof;

12.	with respect to the senior debt securities of a series, any additional Events of Default (as defined below) and, with respect to the subordinated debt securities of a series, any additional Events of Default, Defaults, or Payment Events (each as defined below);

13.	any additional covenants or agreements of the applicable issuer or the guarantor with respect to the debt securities of the series;

14.	with respect to senior debt securities, if a person other than Bankers Trust Company is to act as trustee for the debt securities of the series or, with respect to subordinated debt securities, if a person other than The Bank of New York is to act as trustee for the debt securities of the series, the name and location of the Corporate Trust Office of such trustee and, with respect to any debt securities of a series, if a person other than Citibank, N.A. is to act as principal paying agent for the debt securities of the series, the name and location of the Principal Office of such principal paying agent;

15.	if other than U.S. dollars, the currency or currency unit in which any payments on the debt securities of the series shall be made or in which the debt securities of the series shall be denominated;

16.	if the principal of (and premium, if any, on) and interest and Arrears of Interest, if any, on the debt securities of the series are to be payable, at the election of the applicable issuer or a holder thereof; in a currency or currency unit other than that in which such debt securities are denominated or stated to be payable, the period or periods within which (including the Election Date), and the terms and conditions upon which, such election may be made;

17.	the designation of the original Currency Determination Agent, if any, and in what circumstances a Currency Determination Agent’s Certificate or an Exchange Rate Officers’ Certificate shall be delivered for debt securities of the series;

18.	the index, if any, used to determine the amount of payments of principal of (and premium, if any, on) and interest and Arrears of Interest, if any, on the debt securities of the series;

19.	if applicable, the fact that the terms of the applicable indenture described below under “Satisfaction and Discharge” will not apply with respect to the debt securities of the series;

20.	the date as of which any global security representing outstanding debt securities of the series shall be dated if other than the date of original issuance of the first security of the series to be issued;

21.	if applicable, the fact that the terms of the applicable indenture described under “Redemption and Repurchase — Redemption for Tax Reasons” and “Payment of Additional Amounts” below will not apply with respect to the debt securities of the series;

22.	whether the debt securities of the series shall be issued in whole or in part in the form of a global security or securities and, in such case, the Depositary for such global security or securities;

23.	with respect to subordinated debt securities, whether the subordinated debt securities of the series shall be issued to a Custodian in the form of a global debt security or securities in bearer form (a “global Bearer Security” or “global Bearer Securities”) and, in such case, the Custodian, the Global Bearer Security Depositary and the Depositary for any Global Receipt or Receipts to be issued by the Global Bearer Security Depositary in respect of any such global Bearer Security or Securities and other material provisions in respect of any such subordinated debt securities;

24.	information with respect to book-entry procedures, if any; and

25.	any other terms of that series (which terms shall not be inconsistent with the provisions of the applicable indenture).

     All debt securities of any one series need not be issued at the same time, and need not bear interest at the same rate or mature on the same date.

     If the purchase price of any of the debt securities is denominated in a foreign currency or currencies or foreign currency unit or units or if the principal of (and premium, if any, on) or interest, if any, on any series of debt securities is payable in a foreign currency or currencies or foreign currency unit or units, the restrictions, elections, tax consequences, specific terms and other information with respect to such issue of debt securities and such foreign currency or currencies or foreign currency unit or units will be set forth in the related prospectus supplement.

     Some of the debt securities may be issued as “Discounted Securities” (providing that upon any redemption prior to maturity or acceleration of the Maturity thereof, an amount less than the principal thereof shall become due and payable) to be sold at a substantial discount below their stated principal amount. United States federal income tax consequences, United Kingdom tax consequences, Netherlands tax consequences and other special considerations applicable to any Discounted Securities will be described in the related prospectus supplement.

     Unless otherwise indicated in the prospectus supplement relating to the debt securities of a series, the provisions of the indentures and the debt securities and the guarantees do not afford you protection in the event of a highly leveraged or other transaction involving the applicable issuer or the guarantor, if any, as the case may be, which might adversely affect you.

Denominations, Registration and Transfer

     The debt securities of a series will only be issuable as “Registered Securities” except in the case of subordinated debt securities in the form of one or more global Bearer Securities issued to a Custodian. Debt securities of a series may be issuable in the form of one or more global securities (each a “global Security”), as described under “Global Securities” below. Unless otherwise provided in related prospectus supplement, Registered Securities denominated in U.S. dollars will be issued only in denominations of $1,000 or any integral multiple thereof. In order to ensure that the debt securities will be exempt from certain requirements of The Netherlands Securities Act, debt securities issued by First Capital B.V. will be issued in minimum denominations of $100,000 (or the equivalent in another currency or currency unit) and integral multiples of $1,000 in excess thereof. Unless otherwise provided in the applicable prospectus supplement, a global Security will be issued in a denomination equal to the aggregate principal amount of outstanding debt securities of the series represented by such global Security. The prospectus supplement relating to the debt securities denominated in a foreign currency or currency unit will specify the denominations thereof.

     Registered Securities of any series will be exchangeable for other Registered Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. Registered Securities (other than a global Security) may be presented for registration of transfer (with the form of transfer duly executed), at the office of the Security Registrar or at the office of any transfer agent designated by the applicable issuer for such purpose with respect to any series of debt securities and referred to in an applicable prospectus supplement, without service charge but subject to payment of any taxes and other governmental charges as described in the applicable indenture. Such transfer or exchange will be effected after the Security Registrar or transfer agent, as the case may be, is satisfied with the documents of title and identity of the person making the request. The senior issuer and the subordinated issuers each have initially appointed the principal paying agent as the Security Registrar under the applicable indenture. If a prospectus supplement refers to any transfer agents (in addition to the Security Registrar) initially designated by the applicable issuer with respect to any series of debt securities, the applicable issuer may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that (other than with respect to subordinated debt securities in the form of one or more global Bearer Securities issued to a Custodian) the applicable issuer will be required to maintain a transfer agent in each place of payment for such series. The applicable issuer may at any time designate additional transfer agents with respect to any series of debt securities.

     If the debt securities of a series are redeemed in part, the applicable issuer shall not be required to

1.	issue, register the transfer of or exchange debt securities of any such series during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of debt securities of that series selected to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption;

2.	register the transfer of or exchange any Registered Security, or portion thereof; called for redemption, except the unredeemed portion of any Registered Security being redeemed in part; or

3.	with respect to subordinated debt securities in the form of one or more global Bearer Securities issued to a Custodian, exchange any global Bearer Security called for redemption, except to exchange such global Bearer Security for another global Bearer Security of that series and like tenor representing the aggregate principal amount of subordinated debt securities of that series that have not been redeemed.

Global Securities

     The debt securities of a series may be issued in whole or in part in the form of one or more global Securities that will be deposited with, or on behalf of, a Depositary or, solely in the case of subordinated debt securities issued in the form of global Bearer Securities and to be represented by Global Receipts, a Custodian identified in the applicable prospectus supplement. Except for global Bearer Securities issued to a Custodian, global Securities will be issued in registered form. Unless and until it is exchanged for securities in definitive form, a global Security in registered form may not be transferred except as a whole by the relevant Depositary to its nominee or vice versa or by a nominee to or another nominee of such Depositary or in either case, to a successor of such Depositary or a nominee of such successor. In respect of subordinated debt securities in the form of global Bearer Securities issued to a Custodian, such Custodian shall instruct the applicable Global Bearer Security Depositary to issue one or more Global Receipts in registered form in respect of such global Bearer Securities to a Depositary for such Global Receipts or its nominee. See “Description of the Global Receipts Representing Global Bearer Securities” below. In the case of a global Bearer Security issued to a Custodian, the Custodian shall be obliged not to transfer such global Bearer Security except as a whole to a successor of the Custodian.

     The specific terms of the depositary arrangement with respect to a series of debt securities will be described in the related prospectus supplement. We anticipate that the following provisions will apply to all depositary arrangements.

     Upon the issuance of a global Security, the Depositary for such global Security or its nominee will credit the accounts of persons held with it with the respective principal amounts of the debt securities represented by such global Security. Such accounts shall be designated by the underwriters or agents with respect to such debt securities or by the applicable issuer if such debt securities are offered and sold directly by its issuer. Ownership of beneficial interests in a global Security (or, in the case of securities to be issued in the form of global Bearer Securities and to be represented by Global Receipts, those Global Receipts) will be limited to persons that have accounts with the Depositary for such global Security or its nominee (“participants”) or persons that may hold interests through participants. Ownership of beneficial interests in the global Security (or, in the case of securities to be issued in the form of global Bearer Securities and to be represented by Global Receipts, those Global Receipts) will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary or its nominee (with respect to interests of participants) for such global Security and on the records of participants (with respect to interests of persons who hold interests through participants). The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair your ability to transfer beneficial interests in a global Security.

     So long as the relevant Depositary, or its nominee, is the registered owner of such global Security, it will be considered the sole owner or holder of the debt securities represented by such global Security for all purposes under the applicable indenture governing the debt securities. So long as the Custodian for a global Bearer Security is the holder of such global Bearer Security, it will be considered (as such holder) the sole owner or holder of the subordinated debt securities represented by such global Bearer Security for all purposes under the subordinated indenture. Except as provided below, owners of beneficial interests in a global Security will not be entitled to have debt Securities of the series represented by such global Security registered in their names, will not receive or be entitled to receive physical delivery of securities of such series in definitive form and will not be considered the owners or holders thereof under the applicable indenture governing such debt securities.

     Any payments of principal, premium or interest on debt securities registered in the name of a Depositary or its nominee will be made to it as the registered owner of the global Security representing such debt securities. Any payments of principal, premium or interest on subordinated debt securities in the form of a global Bearer Security held by a Custodian will be made to the Custodian as such holder. None of the applicable issuer, Custodian, if any, guarantor, if any, trustee, principal paying agent or Security Registrar for such debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a global Security for such debt securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     We expect that the Depositary for a global Security or its nominee, upon receipt of any payment of principal, premium or interest, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the debt securities of such a series represented by such global Security as shown on the records of such Depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in such global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such participants.

     If a Depositary for a global Security in respect of a series of debt securities is at any time unwilling or unable to continue as depositary, and a successor depositary is not appointed by the applicable issuer within 90 days, the applicable issuer will issue securities in respect of the debt securities of such series in definitive form in exchange for the global Security representing such series of debt securities.

     In connection with any global Bearer Securities in respect of subordinated debt securities issued to a Custodian, if

1.	at any time such Custodian notifies the applicable subordinated issuer that it is unwilling or unable to continue as custodian as the case may be, or

2.	at any time such Custodian shall no longer be eligible under the subordinated indenture, the applicable subordinated issuer shall appoint a successor custodian with respect to such subordinated debt securities or Global Receipts, as the case may be.

     If a successor Custodian is not appointed by the applicable subordinated issuer within 90 days after the applicable subordinated issuer receives such notice or becomes aware of such ineligibility or if any Event of Default with respect to such global Bearer Securities shall occur, the applicable subordinated issuer will issue definitive Registered Securities in respect of the subordinated debt securities of such series in exchange for such global Bearer Securities and Global Receipts representing such series of subordinated debt securities.

     The applicable issuer may at any time and in its sole discretion determine that the Registered Securities in respect of the debt securities of any series issued in the form of one or more global Securities, or the global Bearer Securities in respect of the subordinated debt Securities of any series issued to a Custodian, shall no longer be represented by such global Security or Securities. In such event the applicable issuer will issue Registered Securities in respect of the debt securities of such series in definitive form. Further, if the applicable issuer so specifies with respect to the debt securities of a series, you may, on terms acceptable to the applicable issuer and the Depositary for such global Security, receive debt securities of such series in securities in definitive form. In the case of a global Bearer Security issued to a Custodian, any such global Bearer Security or portion thereof may be exchanged for definitive Registered Securities if

1.	the Global Bearer Security Depositary notifies the subordinated trustee in writing that you have requested in writing that definitive Registered Securities be issued in respect thereof and

2.	the Global Bearer Security Depositary requests the subordinated trustee to issue such definitive Registered Securities and

3.	the Custodian of such global Bearer Security surrenders to the subordinated trustee such global Bearer Security for exchange whether in whole or in part (such request being referred to herein as an “Optional Definitive Security Request”). In any such instance, you will be entitled to physical delivery in definitive form of securities of the series of debt securities represented by such global Security or a Global Receipt, as the case may be, equal in principal amount to your beneficial interest, and to have such securities registered in your name. Debt securities of such series so issued in definitive form will be issued as Registered Securities in denominations, unless otherwise specified by the applicable issuer, of $1,000 and integral multiples thereof.

Guarantees

     The guarantor will irrevocably and unconditionally guarantee the due and punctual payment of principal, premium, if any, interest and Arrears of Interest, if any, other additional amounts (as provided in the indentures), if any, and mandatory sinking fund payments, if any, in respect of

1.	the senior debt securities, and

2.	the subordinated debt securities issued by First Capital B.V.

when and as the same shall become due and payable and in the coin or currency in which the same are payable whether at the Stated Maturity, if any, by declaration of acceleration, call for redemption or otherwise. Each of the senior debt securities issued by ANTS and the subordinated debt securities issued by First Capital B.V. will have endorsed thereon the senior guarantee or the subordinated guarantee, respectively, of the guarantor.

Status

              Status of the Senior Debt Securities and the Senior Guarantees

     The senior debt securities will constitute direct, unconditional, unsubordinated and (subject to the provisions set forth under “— Senior Debt Securities — Negative Pledge” below) unsecured obligations of the senior issuer. The senior guarantees will constitute direct, unconditional, unsubordinated and (subject to the provisions set forth under “— Senior Debt Securities — Negative Pledge” below) unsecured obligations of the guarantor. In each case these obligations shall be without any preference among themselves and will rank at least equally with deposits and all other unsecured and unsubordinated obligations of ANTS or the guarantor, as the case may be. This will be subject, in the event of insolvency, to laws of general applicability relating to or affecting creditors’ rights. In addition, other unsecured and unsubordinated indebtedness may contain covenants, Events of Default and other provisions which are different from or which are not contained in the senior debt securities and the senior guarantees.

              Senior Debt Securities — Negative Pledge

     So long as any senior debt security remains outstanding (as defined in the senior indenture), Abbey National will not create or have outstanding, or permit ANTS to create or have outstanding, any mortgage, lien, pledge, charge or other security interest upon, or with respect to, any of its present or future assets or revenues, to secure any Relevant Indebtedness (as defined below) or any guarantee of any Relevant Indebtedness, except as described in the following sentence. Such security interests may be created only if ANTS or Abbey National, as the case may be, shall, at the same time as or before creating such a security interest, either:

1.	takes any and all action necessary to procure that all amounts payable by it in respect of such Senior Debt Security are secured equally and rateably with the Relevant Indebtedness of guarantee secured by such security interest or

2.	such other security interest is provided as shall be approved by the holders of not less than 662/3% in aggregate principal amount of the senior debt securities then outstanding.

     “Relevant Indebtedness” means any indebtedness for Borrowed Money (as defined below) in the form of, or represented by, bonds, notes, debentures or other securities which are or are to be quoted, listed or ordinarily dealt in or traded on any stock exchange, over the-counter or other securities market, but excluding any such indebtedness which upon the issuance thereof had a stated maturity not exceeding one year.

     “Borrowed Money” means:

1.	borrowed money and any fixed or minimum premiums payable on final redemption thereof and accrued interest in respect thereof;

2.	liabilities under or in respect of any acceptance or acceptance credit and

3.	the principal and such premium as aforesaid (if any) and accrued interest in respect of any notes, bonds, debentures, loan stock or other securities whether issued in whole or in part for cash or other consideration.

              Status of the Subordinated Debt Securities and the Subordinated Guarantees

     General. If the applicable subordinated issuer becomes bankrupt or is wound up or liquidated, the claims of the holders of subordinated debt securities will be subordinate to, and subject in right of payment to the prior payment in full of, all claims of all Senior Creditors (as defined below) of the applicable subordinated issuer. If the guarantor becomes bankrupt or is wound up or liquidated, the claims of the holders of any subordinated debt securities benefitting from the subordinated guarantee of the guarantor will be subordinate to, and subject in right of payment to the prior payment in full of, all claims of all depositors and other creditors (other than holders of subordinated indebtedness (as defined below), if any) of the guarantor (in each case subject to laws of general applicability relating to or affecting creditors’ rights). The subordinated debt securities do not have the benefit of any negative pledge covenant.

     As a result of this subordination, no amount will be payable in a bankruptcy, winding up or liquidation in England and Wales or The Netherlands, as the case may be, of the applicable subordinated issuer in respect of claims under the subordinated debt securities of any series issued by such subordinated issuer until all the claims of the Senior Creditors of such subordinated issuer admitted in such bankruptcy, winding up or liquidation have been satisfied. No amount will be payable in a bankruptcy, winding up or liquidation in England and Wales of the guarantor in respect of claims under the subordinated debt securities of any series benefitting from the subordinated guarantees until the claims of all depositors and other creditors (other than holders of subordinated indebtedness, if any) of the guarantor admitted in such bankruptcy, winding up or liquidation have been satisfied. Also, by reason of subordination, in the event of a bankruptcy, winding up or liquidation in England and Wales or The Netherlands, as the case may be, of the applicable subordinated issuer or the guarantor, if any, as the case may be, creditors of the applicable subordinated issuer or the guarantor, if any, as the case may be, who are holders of such senior claims as described above may recover more, rateably, than holders of any such subordinated debt securities and holders of other claims ranking pari passu therewith.

     Currently there is no limitation on the issuance of indebtedness which would constitute claims of Senior Creditors of the applicable subordinated issuer, or claims of depositors and other creditors of the guarantor, as the case may be.

     “Senior Creditors” means all unsubordinated creditors of the applicable subordinated issuer or the guarantor and all subordinated creditors of the applicable subordinated issuer or the guarantor whose claims against such subordinated issuer or the guarantor rank or are expressed to rank ahead of the claims of the holders of subordinated debt securities.

     “Subordinated Indebtedness” means all indebtedness of the guarantor which by its terms is subordinated in the event of the winding up of the guarantor in right of payment to the claims of depositors and other unsubordinated creditors of the guarantor and so that, for the purpose of this definition, indebtedness shall include all liabilities, whether actual or contingent, under guarantees or indemnities.

     Term Subordinated Securities and Perpetual Subordinated Securities. The Term Subordinated Securities and Perpetual Subordinated Securities will constitute unsecured subordinated obligations of the applicable subordinated issuer and the subordinated guarantees of such debt securities, if any, will constitute unsecured subordinated obligations of the guarantor, in each case without any preference among themselves.

     If, in any bankruptcy, winding up or liquidation of the applicable subordinated issuer or the guarantor, as the case may be, the amounts payable with respect to the Term Subordinated Securities or Perpetual Subordinated Securities and any claims ranking pari passu with any such debt securities are not paid in full, the holders of any such debt securities and holders of other claims ranking pari passu with any such debt securities will share rateably in any distribution of assets of the applicable subordinated issuer or the guarantor, if any, as the case may be, in proportion to the respective amounts to which they are entitled.

     Perpetual Capital Securities. The Perpetual Capital Securities will constitute unsecured subordinated obligations of the applicable subordinated issuer and the subordinated guarantees of such debt securities, if any, will constitute unsecured subordinated obligations of the guarantor, in each case without any preference among themselves.

     If the applicable subordinated issuer or the guarantor, if any as the case may be, becomes bankrupt or is wound up or liquidated, the amount payable with respect to the Perpetual Capital Securities shall be determined by calculating the amount, if any, as would have been payable in respect thereof as if on the day prior to the commencement of the winding up and thereafter, the holders of the Perpetual Capital Securities were the holders of preference shares in the capital of the guarantor having a preferential right to a return of assets in the winding up over the holders of all issued shares (including all classes of preference shares of the guarantor) for the time being in the share capital of the guarantor, assuming that such preference shares were entitled (to the exclusion of all other rights or privileges) to receive as a return of capital in such winding up an amount equal to the principal amount of the Perpetual Capital Securities then outstanding together with premium, if any, interest accrued to the date of repayment, if any, and any Arrears of Interest, if any (as defined below). If such amounts and any claims ranking pari passu with are not paid in full, the holders of such debt securities and claims will share rateably in any such distribution of assets of the applicable subordinated issuer or the guarantor, if any, as the case may be, in proportion to the respective amounts to which they are entitled. See “— Status of the Subordinated Debt Securities and the Subordinated Guarantees — Term Subordinated Securities and Perpetual Subordinated Securities” above.

     The effect of using this method to calculate the amount payable with respect to the Perpetual Capital Securities is that, in the event of a bankruptcy or similar event, the claims of the holders of Perpetual Capital Securities will be subordinate to, and subject in right of payment to the prior payment in full of, all claims of the holders of Term Subordinated Securities and Perpetual Subordinated Securities and any claims ranking pari passu with such Term Subordinated Securities and Perpetual Subordinated Securities.

              Status of the Debt Securities — General

     Holding Company Structure. Because Abbey National is a holding company as well as an operating company, its rights and the rights of its creditors (including the holders of the subordinated debt securities of any series issued by Abbey National or the holders of senior debt securities or subordinated debt securities benefitting from the senior guarantees or the subordinated guarantees, respectively, of Abbey National) to participate in the assets of any of its subsidiaries (as identified under “— Redemption and Repurchase — Repurchase” below) upon the latter’s liquidation or recapitalization will be subject to the prior claims of such subsidiary’s creditors, including, in the case of ANTS, its depositors, except to the extent that Abbey National may itself be a creditor with recognized claims against such subsidiary. Under the terms of a guarantee dated January 28, 1998, ANTS agreed to guarantee the obligations of Abbey National. The effect of this guarantee is that creditors of ANTS would rank pari passu with Abbey National’s direct creditors in the event of the insolvency of the Group.

     Currency. To the extent that holders of the debt securities are entitled to any recovery with respect to the debt securities in any bankruptcy, winding up or liquidation, it is unclear whether such holders would be entitled in such proceedings to a recovery in dollars and may be entitled only to a recovery in pounds sterling or Dutch guilders, as the case may be, and, as a general matter, the right to claim for any amounts payable on debt securities may be limited by applicable insolvency law.

Payments on Subordinated Debt Securities

              Term Subordinated Debt Securities and Perpetual Subordinated Debt Securities

     Unless otherwise provided in the applicable prospectus supplement, if the applicable subordinated issuer (or the guarantor, if applicable) does not pay an installment of interest on an interest Payment Date with respect to any Term subordinated debt securities or Perpetual subordinated debt securities, or does not pay all or any part of the principal of (or premium, if any, on) any such subordinated debt securities on the Stated Maturity (if any) or any other date set for redemption, the obligation to make such payment and such Interest Payment Date, Stated Maturity or other date set for redemption, as the case may be, shall be deferred until:

1.	in the case of a payment of interest, the date upon which a dividend is paid on any class of share capital of Abbey National (a “Deferred Interest Payment Date”) and

2.	in the case of a payment of principal (or premium, if any), the first Business Day after the date that falls six months after such payment was originally due (a “Deferred Principal Payment Date”).

     Each payment so deferred will accrue interest at the rate or rates per annum at which such subordinated debt securities bear interest, if any. No payment so deferred shall be treated as due for any purpose until the Deferred Interest Payment Date or Deferred Principal Payment Date, as the case may be, and accordingly, no such deferral will constitute a Default or an Event of Default. For the avoidance of doubt, the obligation to pay an installment of interest on a Deferred Interest Payment Date, or to pay principal (or premium, if any) on a Deferred Principal Payment Date, may not be deferred.

              Perpetual Capital Securities

     Interest on the Perpetual Capital Securities will be payable on each Compulsory Interest Payment Date (as defined below) in respect of the interest, if any, accrued in the period beginning on the previous Interest Payment Date (or, as the case may be, the issue date of such Perpetual Capital Securities) and ending on the day immediately preceding such date.

     In addition, on any Optional Interest Payment Date (as defined below) a subordinated issuer or the guarantor may pay (subject to the provisions described under “— Status — Status of the Subordinated Debt Securities and the Subordinated Guarantees — Perpetual Capital Securities” above and to the Solvency Condition (as defined below)) the interest accrued, if any, in the period beginning on the previous Interest Payment Date (or, as the case may be, the issue date of such Perpetual Capital Securities) and ending on the day immediately preceding such date. For the avoidance of doubt, the applicable subordinated issuer (or the guarantor, if applicable) will have no obligation to make such payment on an Optional Interest Payment Date, and any failure to pay shall not constitute an Event of Default, Default or Payment Event.

     Any interest not paid on any Optional Interest Payment Dates shall, so long as the same remain unpaid, constitute collectively “Arrears of Interest”. See “— Events of Default and Defaults — Subordinated Debt Securities” below. Arrears of Interest may at the option of the applicable subordinated issuer (or the guarantor, if applicable) be paid in whole or in part at any time following at least seven days’ notice to such effect given to the holders of such debt securities in accordance with the provisions described under “— Notices” below. However, if the applicable subordinated issuer has more than one series of outstanding Perpetual Capital Securities, such issuer or the guarantor, if any, may not pay all or part of the Arrears of Interest in respect of any such series unless such issuer or the guarantor, if any, pays all or (as near as practicable) an equivalent proportion of the Arrears of Interest in respect of each such outstanding series. If notice is given by the applicable subordinated issuer (or the guarantor, if applicable) of its intention to pay the whole or any part of Arrears of Interest, the applicable subordinated issuer (or the guarantor, if applicable) will be obliged, subject to the provisions described above under “— Status — Status of the Subordinated Debt Securities and the Subordinated Guarantees — Perpetual Capital Securities” and to the Solvency Condition, to do so upon the expiration of such notice.

     In any event, all Arrears of Interest on all outstanding Perpetual Capital Securities of a series shall, subject to the provisions described above under “— Status — Status of the Subordinated Debt Securities and the Subordinated Guarantees — Perpetual Capital Securities” and to the Solvency Condition, become due in full on whichever is the earliest of

1.	the next Compulsory Interest Payment Date,

2.	the date, if any, set for any redemption or repayment, or repurchase by Abbey National or any of its subsidiaries of the Perpetual Capital Securities of such series, and

3.	the occurrence of an Event of Default with respect to the Perpetual Capital Securities of such series. Arrears of Interest shall not themselves bear interest.

     “Optional Interest Payment Date” means, in respect of the Perpetual Capital Securities, any Interest Payment Date other than a Compulsory Interest Payment Date.

     “Compulsory Interest Payment Date” means, in respect of the Perpetual Capital Securities, any Interest Payment Date if in the six months ending on the date immediately preceding such Interest Payment Date, any dividend has been declared or paid on any class of share capital of Abbey National.

     “Solvency Condition” means that, at the relevant time, Abbey National is solvent by virtue of:

1.	it being able to pay its debts as they fall due and

2.	its Assets (as defined below) exceeding its Liabilities (as defined below) other than its Liabilities to persons who are not Senior Creditors (except where the Solvency Condition applies in regard to an optional redemption of Perpetual Capital Securities by the applicable subordinated issuer or a purchase of Perpetual Capital Securities beneficially by or for the account of Abbey National or any of its subsidiaries, when the Liabilities of Abbey National to persons who are not Senior Creditors shall be included).

     Any payments of principal, premium, if any, interest, if any, or Arrears of Interest, if any, by the applicable subordinated issuer or the guarantor, if any, in respect of the Perpetual Capital Securities of any series are conditional upon Abbey National satisfying the Solvency Condition at the time of any such payment, and no principal, premium, if any, interest, if any, or Arrears of Interest, if any, shall be payable in respect of the Perpetual Capital Securities of any series and no redemption or repurchase of the Perpetual Capital Securities of any series by Abbey National, First Capital B.V. or any of the subsidiaries of Abbey National may be made except to the extent that Abbey National would satisfy the Solvency Condition both at the time of and immediately after, any such payment, redemption or repurchase.

     A report as to the solvency of Abbey National by two directors of Abbey National or, in certain circumstances as provided in the subordinated indenture, the auditors of Abbey National or, if Abbey National is in winding up in England and Wales, its liquidator shall in the absence of proven error be treated and accepted by Abbey National, First Capital B.V., the subordinated trustee and the holders of any such Perpetual Capital Securities as correct and sufficient evidence thereof. Any such report shall be made to the subordinated trustee within 14 days before any such payment is to be made or within six months before any such purchase or redemption is to be made.

     If the Solvency Condition is not satisfied, the amount of principal, premium, if any, or interest or Arrears of Interest, if any, which could otherwise be payable in respect of the Perpetual Capital Securities of any series will be available to meet the losses of Abbey National.

     “Assets” means the total amount of the unconsolidated gross tangible assets of Abbey National as shown by the latest published audited balance sheet of Abbey National but adjusted, if the aggregate amount included in such balance sheet in respect of the investment of Abbey National in all subsidiary Undertakings (each as defined below) and Associated Companies of Abbey National exceeds the aggregate of the net tangible assets of such Subsidiary Undertakings and Associated Companies attributable to Abbey National (calculated on a consolidated basis where any of such Subsidiary Undertakings and Associated Companies itself has Subsidiary Undertakings) as shown by their latest relevant audited balance sheets, by deducting therefrom an amount equal to such excess and adjusted also for contingencies and subsequent events in such manner as the person or persons giving the relevant Solvency Condition report may determine.

     “Associated Company” means any body corporate, not being a Subsidiary Undertaking, which shall be specified in a certificate of a firm of independent public accountants to be an associated company for the purpose of the Statement of Standard Accounting Practice/ Financial Reporting Standard for the time being in effect relating to accounting for the results of associated companies adopted or published by the Accounting Standards Board Limited of Great Britain.

     “Subsidiary Undertaking” means any subsidiary undertaking of Abbey National within the meaning of Section 258 of the Companies Act 1985 of Great Britain as amended (“Section 258”). Section 258 provides that an undertaking will be a Subsidiary Undertaking of Abbey National where Abbey National either.

1.	holds a majority of the voting rights in such undertaking or

2.	is a member of such undertaking and has the right to appoint or remove a majority of such undertaking’s board of directors or

3.	has the right to exercise a dominant influence over such undertaking by virtue of provisions contained in such undertaking’s memorandum or articles or by virtue of a control contract, or

4.	is a member of such undertaking and controls alone, or pursuant to an agreement with other shareholders or members, a majority of the voting rights in such undertaking.

     “Liabilities” means the total amount of the unconsolidated gross liabilities of Abbey National as shown by the latest published audited balance sheet of Abbey National but adjusted for contingencies and subsequent events in such manner as the person or persons giving the relevant Solvency Condition report may determine.

Redemption and Repurchase

              Perpetual Subordinated Securities and Perpetual Capital Securities

     The Perpetual Subordinated Securities and Perpetual Capital Securities will be undated and, accordingly, will have no final maturity and may not be repaid except in accordance with the provisions set forth below under “— Redemption for Tax Reasons”, “— Repurchase” and “Events of Default and Defaults — Subordinated Debt Securities” or in any applicable prospectus supplement.

              Redemption for Tax Reasons

     Subject, in the case of Perpetual Capital Securities of any series, to the Solvency Condition being satisfied by Abbey National on any applicable date set for redemption, the debt securities of any series may be redeemed, as a whole but not in part, at the option of the applicable issuer, upon not more than 60 days’ nor less than 30 days’ prior notice to the holders of such debt securities, at a redemption price equal to 100% of the principal amount thereof (and premium, if any, thereon), together with accrued interest, if any, and any Arrears of Interest thereon to the date fixed for redemption, if on the next succeeding Interest Payment Date,

1.	the applicable issuer will be obligated to

(a)	pay any additional amounts as provided in the applicable indenture and as described under “Payment of Additional Amounts” below or

(b)	account to any taxing authority in the country in which the applicable issuer is organized for any amount (other than any tax withheld or deducted from interest payable on a debt security of such series) in respect of any payment made or to be made on any debt security of such series,

2.	the guarantor, if any, would be unable, for reasons outside its control, to procure payment by the applicable issuer without such additional amounts being payable or being required to account as aforesaid and in making such payment itself would be required to pay additional amounts as provided in the applicable indenture and as described under “Payment of Additional Amounts” below or to account as aforesaid or

3.	the guarantor, if any, would be required to deduct or withhold amounts for or on account of any taxes of whatever nature imposed or levied by or on behalf of the United Kingdom in making any payment of any sum to First Capital B.V. as the applicable issuer required to enable First Capital B.V. as the applicable issuer to make a payment in respect of the debt securities or to account to any taxing authority in the United Kingdom for any amount calculated by reference to the amount of any such sum to be paid to First Capital B.V., provided, that debt securities of any such series may not be so redeemed if such obligation of the applicable issuer or the guarantor, if any, as the case may be, to pay such additional amounts or to account as aforesaid arises

(i)	except in the case of subordinated debt securities, in respect of United Kingdom taxation, by reason of ANTS no longer being a bank authorized under the Financial Services and Markets Act 2000 or interest paid on the debt securities of any such series not being paid in the ordinary course of its business, in each case as a consequence of any action taken by ANTS, or

(ii)	because of the official application or interpretation of the laws or regulations affecting taxation of the country in which the applicable issuer or the guarantor, if any, is organized, or any political subdivision thereof or therein, as a result of any event referred to in (A) or (B) below, which law or regulation is in effect on the date of

(A)	the assumption by any wholly owned subsidiary of Abbey National of the applicable issuer’s obligations under the debt securities of any such series and under the applicable indenture or

(B)	the consolidation, amalgamation or merger of the applicable issuer or the guarantor, if any, as the case may be, with or into, or the conveyance, transfer or lease by the applicable issuer or the guarantor, if any, as the case may be, of its properties and assets substantially as an entirety to, any Person.

     If the applicable issuer or the guarantor, if any, as the case may be, provides a written opinion of independent legal counsel of recognized standing in the appropriate jurisdiction who are reasonably acceptable to the applicable trustee, dated as of the date of the relevant event referred to in (A) or (B) of clause (ii) above, that no obligation to pay any additional amount or to account as aforesaid arises, then that opinion of counsel will be final and binding, solely for purposes of this paragraph, on the applicable issuer, the guarantor, if any, the applicable trustee and the holders of the debt securities of any such series as to the law of the relevant jurisdiction at the date of such opinion of counsel.

     In the event that the applicable issuer elects to redeem the debt securities of any series pursuant to the provisions set forth in the preceding paragraph, the applicable issuer will deliver to the applicable trustee a certificate, signed by two authorized officers of the applicable issuer, evidencing compliance with such provisions and stating that the applicable issuer is entitled to redeem the debt securities of any such series pursuant to the terms of such debt securities and the applicable indenture.

     Notice of intention to redeem the debt securities of any series will be given in accordance with the provisions described under “Notices” below and pursuant to the terms of the applicable indenture. If such notice has been given, and subject, in the case of Perpetual Capital Securities of any series, to the Solvency Condition being satisfied by Abbey National on the applicable redemption date, and subject, in the case of subordinated debt securities of any series, to the prior consent of the UK Financial Services Authority being obtained (see below), the debt securities of any such series shall become due and payable on the redemption date specified in such notice and, upon presentation and surrender of such debt securities at the place or places specified in such notice, such debt securities shall be paid and redeemed by the applicable issuer or the guarantor, if any, as the case may be, at the places and in the manner therein specified and at the redemption price therein specified together with accrued interest, if any, and Arrears of Interest, if any, to the redemption date. From and after the redemption date, unless the applicable issuer and the guarantor, if any, shall default in the payment of the redemption price together with accrued interest, if any, the debt securities of any such series called for redemption shall cease to bear interest. If any such debt security called for redemption shall not be so paid upon surrender thereof for redemption, the principal thereof (and premium, if any, thereon) shall, until paid, bear interest from the redemption date at such rate per annum equal to the rate borne by such debt security or, in the case of Discounted Securities, such debt security’s Yield to Maturity.

              Repurchase

     Subject to applicable law (including, without limitation, U.S. federal securities law), and subject, in the case of Perpetual Capital Securities of any series, to the Solvency Condition being satisfied by Abbey National on the relevant date, the applicable issuer, Abbey National or any subsidiary of Abbey National may at any time repurchase debt securities of any series in any manner and at any price. Debt securities of any such series purchased by the applicable issuer, Abbey National or any subsidiary of Abbey National may be held, resold or surrendered by the purchaser thereof through the applicable issuer to the applicable trustee or any paying agent for cancellation.

     “Subsidiary” means a subsidiary, within the meaning of Section 736 of the Companies Act 1985 of Great Britain as amended by the Companies Act 1989 of Great Britain (“Section 736”), for the time being of the guarantor. Section 736 provides that a company will be a subsidiary of the guarantor where:

1.	the guarantor holds a majority of the voting rights in it,

2.	the guarantor is a member of it and has the right to remove a majority of its board of directors,

3.	the guarantor is a member of it and controls alone, pursuant to an agreement with other shareholders or members, a majority of the Voting rights in it or

4.	such company is a subsidiary of any company which is a subsidiary of the guarantor.

              Financial Services Authority Consents

     Under UK regulatory requirements at the date of this prospectus, any such optional tax redemption or repurchase or any other optional redemption or purchase by the applicable Issuer, Abbey National or any subsidiary of Abbey National of subordinated debt securities of any series may be made only with the prior consent of the UK Financial Services Authority and subject to such conditions as the UK Financial Services Authority may impose at the time of any consent.

Payment of Additional Amounts

     The applicable issuer or the guarantor, if any, as the case may be, will pay to the holder of any debt security such additional amounts as may be necessary in order that every net payment of the principal of (and premium, if any, on) and interest, if any, and Arrears of Interest, if any, on any such debt security after deduction or other withholding for or on account of any present or future tax, assessment, duty or other governmental charge of any nature whatsoever imposed, levied or collected by or on behalf of the country in which the applicable issuer or the guarantor, if any, as the case may be, is organized, or any political subdivision or taxing authority thereof or therein having power to tax, will not be less than the amount provided for in any such debt security to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts will not apply on account of any tax, assessment, duty or other governmental charge which is payable

1.	otherwise than by deduction or withholding from payments of principal of (or premium, if any, on) or interest, if any, or Arrears of Interest, if any, on any such debt security;

2.	by reason of such holder having, or having had, some personal or business connection with the country in which the applicable issuer or the guarantor, if any, as the case may be, is organized and not merely by reason of the fact that payments are, or for the purposes of taxation are deemed to be, from sources in, or secured in, such country;

3.	by reason of a change in law or official practice of any relevant taxing authority that becomes effective more than 30 days after the Relevant Date (as defined below) for payment of principal (or premium, if any) or interest, if any, or Arrears of Interest, if any, in respect of such debt security; or

4.	by reason of any estate, excise, inheritance, gift, sales, transfer, wealth or personal property tax or any similar assessment or governmental charge;

5.	as a result of the failure of a holder to satisfy any statutory requirements or make a declaration of non-residence or other claim for exemption;

6.	by reason of such holder holding a Registered Security that was issued pursuant to an Optional Definitive Security Request; or

7.	owing to any combination of clauses (1) through (6) above.

     No additional amounts will be paid as provided above with respect to any payment of principal of (or premium, if any, on) or interest, if any, on or Arrears of Interest, if any, on any such debt security to any holder who is a fiduciary or partnership or other than the sole beneficial owner of any such payment to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such a partnership or the beneficial owner of such payment would not have been entitled to the additional amounts had such beneficiary, settlor, member or beneficial owner been the holder of any such debt security.

     “Relevant Date” means the date on which the payment of principal of (or premium, if any, on) or interest, if any, on or Arrears of Interest, if any, on any debt security first becomes due and payable but, if the full amount of the monies payable on such date has not been received by the relevant paying agent or as it shall have directed on or prior to such date, the “Relevant Date” means the date on which such monies shall have been so received

Payment and Paying Agents

     Unless otherwise indicated in an applicable prospectus supplement, payment of principal of (and premium, if any, on) and interest, if any, and Arrears of Interest, if any, on Registered Securities (other than a global Security)

will be made at the office of such paying agent or paying agents as the applicable issuer or the guarantor, if any, as the case may be, may designate from time to time, except that at the option of the applicable issuer payment of any interest may be made

1.	by check mailed or delivered to the address of the person entitled thereto as such address shall appear in the Security Register or

2.	by wire transfer to an account maintained with a bank located in the United States by the person entitled thereto as specified in the Security Register.

     Unless otherwise indicated in an applicable prospectus supplement, payment of any installment of interest on Registered Securities will be made to the person in whose name such Registered Security is registered at the close of business on the Regular Record Date for such interest payment. With respect to subordinated debt securities issued in the form of one or more global Bearer Securities to a Custodian any payments will be made to such Custodian as holder of the global Bearer Securities. See “Description of the Global Receipts Representing Global Bearer Securities” below.

     Unless otherwise indicated in an applicable prospectus supplement, Citibank, N.A. will act as the principal paying agent for each series of senior debt securities pursuant to a Supplemental Agency Agreement (as supplemented or amended from time to time) among Abbey National, ANTS, the senior trustee and Citibank, N.A. and for each series of subordinated debt securities pursuant to a Supplemental Agency Agreement (as supplemented or amended from time to time) among Abbey National, First Capital B.V., the subordinated trustee and Citibank, N.A. Each such Supplemental Agency Agreement supplements and modifies a Master Agency Agreement, dated October 25, 1994 (as supplemented or amended from time to time) among Abbey National, ANTS, First Capital B.V., the senior trustee and the subordinated trustee.

     Unless otherwise indicated in an applicable prospectus supplement, the London office of the principal paying agent will be designated as the sole paying agency of the issuer and the guarantor, if any, for payments with respect to senior debt securities. Unless otherwise indicated in an applicable prospectus supplement, the London office of the principal paying agent will be designated as the sole paying agency of the applicable issuer and the guarantor, if any, for payments with respect to subordinated debt securities. Any other paying agents outside the United States and any other paying agents in the United States initially designated by the applicable issuer or the guarantor, if any, as the case may be, for the debt securities of a series will be named in the related prospectus supplement. The applicable issuer or the guarantor, if any, as the case may be, may at any time designate additional paying agents or rescind the designation of any paying agents or approve a change in the office through which any paying agent acts, except that the applicable issuer and the guarantor, if any, will be required to maintain a paying agent in each Place of Payment for such series; provided that if the debt securities of such series are listed on any stock exchange located outside the United States and such stock exchange shall so require, the applicable issuer and the guarantor, if any, will each maintain a paying agent in any such required city located outside the United States, as the case may be, for the debt securities of such series.

     All moneys paid by the applicable issuer or the guarantor, if any, as the case may be, to a paying agent for the payment of principal of (and premium, if any, on) and interest, if any, and Arrears of Interest, if any, on any debt security or in respect of any other additional payments thereon which remains unclaimed at the end of two years after such principal, premium or interest or additional payments shall have become due and payable will (subject to applicable laws) be repaid to the applicable issuer or the guarantor, if any, as the case may be, and the holder of such debt security will thereafter look only to the applicable issuer or the guarantor, if any, as the case may be, for payment thereof.

Events of Default and Defaults — Senior Debt Securities

     An “Event of Default” with respect to each series of senior debt securities means any one of the following events:

1.	default in the timely payment of the principal of (or premium, if any, on) any senior debt security of that series at its Maturity or default in the deposit of any sinking fund payment when and as due by the terms of any senior debt security of that series;

2.	default is made for a period of 14 days or more in the payment of any interest due in respect of any senior debt security of that series;

3.	if the senior issuer or the guarantor fails to perform or observe any of its other obligations under the senior indenture (other than an obligation included in the senior indenture solely for the benefit of senior debt securities other than the senior debt securities of any such particular series) or the senior debt securities of that series and such failure continues for the period of 30 days after the date on which there has been given, by registered or certified mail, to the senior issuer and the guarantor by the senior trustee or to the senior issuer, the guarantor and the senior trustee by the holders of at least 25% in principal amount of the outstanding senior debt securities of that series a written notice specifying such default or breach and requiring it to be remedied;

4.	if any loan or loans or other indebtedness for Borrowed Money (which loan or loans or other indebtedness has or have an outstanding principal or aggregate principal amount of at least the Cross Default Amount (as defined below)) of the senior issuer, the guarantor or any Principal Subsidiary (as defined below) becomes or become due and repayable prematurely by reason of an Event of Default (however described) or the senior issuer, the guarantor or any Principal Subsidiary fails to make any payment in respect thereof on the due date for such payment as extended by any applicable grace period as originally provided or the security for any such loan or loans or other indebtedness for Borrowed Money becomes enforceable or if default is made by the senior issuer, the guarantor or any Principal Subsidiary in making any payment due under any guarantee given by it in respect of any such loan or loans or other indebtedness for Borrowed Money of any person having an outstanding principal or aggregate principal amount of at least the Cross Default Amount;

5.	if the senior issuer, the guarantor or any Principal Subsidiary ceases to carry on the whole or a substantial part of its business (save, in the case of the senior issuer, for so long as it remains after such cessation not unable to pay its debts within the meaning of Section 123 of the Insolvency Act 1986 of Great Britain and save, in the case of a Principal Subsidiary, where such cessation results from a solvent winding up of such Principal Subsidiary and the assets thereof attributable directly or indirectly to the guarantor are distributed to any one or more of the senior issuer, the guarantor and wholly owned subsidiaries of the guarantor), or the senior issuer, the guarantor or any Principal Subsidiary stops payment of, or admits inability to pay, its debts as they fall due;

6.	if an administrative or other receiver or an administrator or other similar official is appointed in relation to the senior issuer, the guarantor or any Principal Subsidiary or in relation to the whole or a material part of the assets of any of them, or an encumbrancer takes possession of the whole or a material part of the assets of any of them, or a distress or execution or other process is levied or enforced upon or sued out against the whole or a material part of the assets of any of them, and, in any of the foregoing cases in relation to a Principal Subsidiary, is not discharged within 30 days;

7.	if an effective resolution is passed or an order is made for the winding up or dissolution of the senior issuer or the guarantor;

8.	if an order is made or an effective resolution is passed for the winding up or dissolution of any Principal Subsidiary (except for the purposes of a reconstruction or amalgamation or a resolution for the solvent winding up of such Principal Subsidiary where the assets thereof attributable directly or indirectly to the guarantor are distributed to any one or more of the senior issuer, the guarantor and wholly owned subsidiaries of the guarantor); or

9.	any other Event of Default provided with respect to senior debt securities of that series.

     “Cross Default Amount” means the greater of:

1.	£25,000,000 or its equivalent in any other currency or currency unit and

2.	such amount in pounds sterling as is equal to 1% of the Adjusted Tangible Net Worth (as defined below) of the guarantor and its subsidiaries or the equivalent of such amount in any other currency or currency unit.

     A certificate of a firm of independent public accountants of the guarantor as to the amount of any Cross Default Amount will, in the absence of manifest error, be conclusive and binding on the senior issuer, the guarantor, the senior trustee and all holders and beneficial owners of senior debt securities for the purposes of this definition.

     “Adjusted Tangible Net Worth” means the aggregate of

1.	the nominal amount of the share capital of the guarantor for the time being issued and paid up or credited as paid up;

2.	the amounts standing to the credit of the reserves (including any share premium account and profit and loss account) of the guarantor and its subsidiaries; and

3.	any amounts attributable to minority interests in subsidiaries,

all as shown in the latest audited consolidated balance sheet of the guarantor and its subsidiaries prepared in accordance with UK GAAP, but adjusted to the extent that the following items have not already been deducted or excluded in arriving at the figures referred to in clauses (1), (2) or (3) above by deducting therefrom:

(a)	any distribution of cash or tangible assets declared, recommended or made by the guarantor or any of its subsidiaries (other than any distribution attributable to the guarantor or another Subsidiary) out of profits accrued prior to the date of, and not provided for in, the latest consolidated balance sheet of the guarantor and its subsidiaries,

(b)	any amounts attributable to intangible assets; and

(c)	the amount of any debit on the profit and loss account, in each case as determined in accordance with UK GAAP.

     “Principal Subsidiary” means at any time a subsidiary of the guarantor

1.	whose total assets (consolidated in the case of such a subsidiary which itself has subsidiaries) attributable to the guarantor represent (or, in the case of such a subsidiary acquired after the end of the financial period to which the then latest relevant audited consolidated accounts of the guarantor and its subsidiaries relate, are equal to) not less than 10% of the consolidated total assets of the guarantor and its subsidiaries attributable to the guarantor, all as calculated respectively by reference to the then latest audited accounts (consolidated or unconsolidated, as the case may be) of such subsidiary and the then latest audited consolidated accounts of the guarantor and its subsidiaries;

     provided that

(a)	in the case of such a subsidiary acquired after the end of the financial period to which the then latest relevant audited accounts relate, the reference to the then latest audited accounts for the purposes of the calculations above shall, until accounts for the financial period in which the acquisition is made have been prepared and audited as aforesaid, be deemed to be a reference to such first-mentioned accounts as if such subsidiary had been shown in such accounts by reference to its then latest relevant audited accounts, adjusted as deemed appropriate by the auditors of the guarantor, and

(b)	if, in the case of such a subsidiary which itself has subsidiaries, no consolidated accounts are prepared and audited, its consolidated total assets shall be determined on the basis of pro forma consolidated accounts of the relevant subsidiary and its subsidiaries prepared and audited for this purpose by the auditors of the guarantor or the auditors for the time being of the relevant subsidiary of the guarantor; or

2.	to which is transferred all or substantially all of the assets and undertaking of a subsidiary which immediately prior to such transfer is a Principal Subsidiary, provided that the transferor subsidiary will upon such transfer forthwith cease to be a Principal Subsidiary and the transferee subsidiary shall cease to be a Principal Subsidiary pursuant to this clause (2) on the date on which the consolidated accounts of the guarantor and its subsidiaries for the financial period current at the date of such transfer have been prepared and audited as aforesaid but so that such transferor Subsidiary or such transferee subsidiary may be a Principal Subsidiary on or at any time after such date by virtue of the provisions of clause (1) above or before, on or at any time after such date by virtue of the provisions of clause (3) below; or

3.	to which is transferred assets attributable to the guarantor which, taken together with the assets of the transferee subsidiary attributable to the guarantor, represent (or, in the case of the transferee subsidiary being acquired after the end of the financial period to which the then latest relevant audited consolidated accounts of the guarantor and its subsidiaries relate, are equal to) not less than 10% of the consolidated total assets of the guarantor and its subsidiaries attributable to the guarantor, all as calculated as referred to in clause (i) above and in the penultimate sentence of this paragraph;

provided that, if applicable, the transferor subsidiary (if a Principal Subsidiary) shall upon such transfer forthwith cease to be a Principal Subsidiary unless immediately following such transfer its assets represent (or, in the case aforesaid, are equal to) not less than 10% of the consolidated total assets of the guarantor and its subsidiaries, all as calculated as referred to in clause (1) above, and the transferee subsidiary shall cease to be a Principal Subsidiary pursuant to this clause (3) on the date on which the consolidated account of the guarantor and its subsidiaries for the financial period current at the date of such transfer have been prepared and audited but so that such transferor subsidiary, if applicable, or such transferee subsidiary may be a Principal Subsidiary on or at any time after such date by virtue of the provisions of clause (1) above or before, on or at any time after such date by virtue of the provisions of clause (2) above. For the purposes of this definition, in relation to total assets of a subsidiary and consolidated total assets of the guarantor and its subsidiaries, “attributable to the guarantor” means respectively such total assets and consolidated total assets after deducting amounts attributable directly or indirectly, assuming there are no liabilities to be deducted, to outside interests in such Subsidiary and such subsidiaries respectively. A certificate of a firm of independent public accountants of the guarantor that states that in their opinion a subsidiary is or is not or was or was not at any particular time a Principal Subsidiary will, in the absence of manifest error, be conclusive and binding on the senior issuer, the guarantor, the senior trustee and all holders and beneficial owners of senior debt securities hereto for the purposes of this definition.

     If an Event of Default with respect to any particular series of senior debt securities occurs and is continuing, the senior trustee or the holders of at least 25% in aggregate principal amount of the outstanding senior debt securities of that series may exercise any right, power or remedy permitted by law and shall have, in particular, without limiting the generality of the foregoing, the right to declare the entire principal amount of (including premium, if any, on), or (in the case of Discounted Securities) such lesser amount as may be provided for with respect to such debt securities, all the senior debt securities of that series to be due and payable immediately, by a notice in writing to the senior issuer and the guarantor (and to the senior trustee if given by holders), and upon any such declaration of acceleration such principal or such lesser amount, as the case may be, including premium, if any, thereon, together with any accrued interest and all other amounts owing thereunder, shall become immediately due and payable, without presentment, demand, protest or notice of any kind, all of which have been expressly waived by the senior issuer and the guarantor. However, at any time after such a declaration of acceleration has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in aggregate principal amount of the outstanding senior debt securities of that series may, under certain circumstances, rescind and annul such acceleration.

     The senior issuer has also covenanted that if

1.	default is made in the payment of any interest upon any senior debt security of a series when such interest becomes due and payable and such default continues for a period of 14 days or

2.	default is made in the timely payment of the principal of (or premium, if any, on) any senior debt security of a series at its Maturity,

the senior issuer will, upon demand of the senior trustee for the senior debt securities of such series, pay to it, for the benefit of the holders of such senior debt securities, the whole amount then due and payable on such senior debt securities for principal (and premium, if any) and interest, if any, with interest upon the overdue principal (and premium, if any) and, to the extent that payment of such interest shall be legally enforceable, upon any overdue installments of interest at a rate per annum equal to the rate borne by such senior debt securities (or, in the case of Discounted Securities, the debt securities’ Yield to Maturity); and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the senior trustee, its agents and counsel.

     If the senior issuer fails to pay such amounts forthwith upon such demand, the senior trustee, in its own name and as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, and may prosecute such proceedings to judgment or final decree, and may enforce the same against the senior issuer or the guarantor, or any other obligor upon the senior debt securities and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the senior issuer or the guarantor, or any other obligor upon the senior debt securities, wherever situated.

     Holders of senior debt securities of any series may not enforce the senior indenture, senior debt securities or senior guarantees, except as described in the preceding paragraphs; provided that each holder of senior debt securities will have the right to institute suit for the enforcement of payment of the principal of (and premium, if any, on) and interest, if any, on such senior debt securities on the respective Stated Maturities thereof as provided in the senior indenture. The senior trustee may require indemnity satisfactory to it before it enforces the senior indenture, senior debt securities or senior guarantees, if any. Subject to certain limitations, holders of a majority in aggregate principal amount of the outstanding senior debt securities of any series may direct the senior trustee in its exercise of any trust or power. The senior issuer and the guarantor each will furnish the senior trustee with an annual certificate of certain of its officers certifying, to the best of their knowledge, whether the senior issuer or the guarantor, as the case may be, is, or has been, in default and specifying the nature and status of any such default. The senior trustee may withhold from holders of senior debt securities of any series notice of any continuing default (except a default in payment) if it determines in good faith that the withholding of such notice is in the interest of such holders.

Events of Default and Defaults — Subordinated Debt Securities

     An “Event of Default” with respect to each series of subordinated debt securities shall only occur if an order is made by a court of competent jurisdiction and is not successfully appealed within 30 days of the making of such order, or an effective shareholders’ resolution is validly adopted, for the winding up of the applicable subordinated issuer or the guarantor (other than under or in connection with a scheme of amalgamation or reconstruction not involving a bankruptcy or insolvency or on terms previously approved in writing by the holders of not less than a majority in aggregate principal amount of the outstanding subordinated debt securities). If any such Event of Default with respect to any particular series of subordinated debt securities occurs and is continuing, the subordinated trustee or the holders of at least 25% in aggregate principal amount of the outstanding subordinated debt securities of that series may declare the entire principal amount of (including premium, if any, on), or (in the case of Discounted Securities) such lesser amount as may be provided for with respect to such debt securities, all the subordinated debt securities of that series to be due and payable immediately, by a notice in writing to the subordinated issuer and the guarantor (and to the applicable trustee if given by holders).

     Upon any such declaration of acceleration such principal or such lesser amount, as the case may be, including premium, if any, thereon, together with any accrued interest, any Arrears of Interest and all other amounts owing thereunder, shall become immediately due and payable, without presentment, demand, protest or notice of any kind, all of which have been expressly waived by the subordinated issuer and the guarantor. However, at any time after such a declaration of acceleration has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in aggregate principal amount of the outstanding subordinated debt securities of that series may, under certain circumstances, rescind and annul such acceleration.

     The failure by the issuer of any subordinated debt security of a series to pay principal of (or premium, if any, on) or accrued interest, if any, on any such subordinated debt security when due, and continued for 14 days, shall be a “Default” with respect to the subordinated debt securities of such a series; provided that

(A)	unless otherwise provided in the applicable prospectus supplement, if the applicable subordinated issuer (or the guarantor, if applicable) does not pay an installment of interest on an Interest Payment Date with respect to any Term Subordinated Debt Securities or Perpetual Subordinated Debt Securities,

or does not pay all or any part of the principal of (or premium, if any, on) any such subordinated debt securities on the Stated Maturity (if any) or any other date set for redemption, the failure to make such payment shall not constitute a Default and the obligation to make such payment shall be deferred until

(i)	in the case of payment of interest, the applicable Deferred Interest Payment Date and

(ii)	in the case of a payment of principal (or premium), the Deferred Principal Payment Date,

(B)	the failure to pay interest, if any, accrued on a Perpetual Capital Security on any Optional Interest Payment Date shall not constitute a “Default” and

(C)	a payment of principal of (or premium, if any, on) or accrued interest, if any, or any Arrears of Interest on a Perpetual Capital Security shall not be deemed to be due on any date on which the Solvency Condition has not been satisfied by Abbey National.

     If the applicable subordinated issuer fails to make payment of accrued interest on a Perpetual Capital Security on any Compulsory Interest Payment Date or fails to pay Arrears of Interest, in either case when such payment would have become due but for the Solvency Condition, and such failure continues for fourteen days, such failure will not constitute a Default but instead will constitute a “Payment Event”. For the avoidance of doubt, the obligation to pay an installment of interest on a Deferred Interest Payment Date, or to pay principal (or premium, if any) on a Deferred Principal Payment Date, may not be deferred.

     In addition, failure to make any payment in respect of the subordinated debt securities shall not be a Default in respect of such subordinated debt securities if such payment is withheld or refused,

1.	in order to comply with any fiscal or other law or regulation or with the order of any court of competent jurisdiction, in each case applicable to such payment or

2.	in case of doubt as to the validity or applicability of any such law, regulation or order, in accordance with advice given with respect to validity or applicability of such law, regulation or order at any time during said period of 14 days by independent legal advisers acceptable to the subordinated trustee, provided, however, that the subordinated trustee may by notice to the issuer require the issuer to take such action (including but not limited to proceedings for a declaration by a court of competent jurisdiction) as the subordinated trustee may be advised in an opinion of counsel, upon which opinion the subordinated trustee may conclusively rely, as appropriate and reasonable in the circumstances, to resolve such doubt, in which case the issuer shall promptly take and expeditiously proceed with such action and shall be bound by any final resolution of the doubt resulting therefrom. Subject to the provisions of the preceding paragraph, if any such resolution determines that the relevant payment can be made without violating any applicable law, regulation or order then the provisions of the preceding sentence shall cease to have effect and such payment shall become due and payable on the expiration of 14 days after the subordinated trustee gives written notice to the issuer informing it of such resolution.

     If any Default shall occur, the subordinated trustee may commence

1.	if First Capital B.V. is the applicable issuer, a proceeding in the Netherlands (but not elsewhere) for the bankruptcy of First Capital B.V.,

2.	a proceeding in England and Wales (but not elsewhere) for the winding up of Abbey National, in its capacity as subordinated issuer or guarantor, as the case may be, or

3.	a judicial proceeding for the collection of the sums so due and unpaid, provided that the subordinated trustee may not declare the principal amount of any subordinated debt security to be due and payable.

     On any Payment Event, the subordinated trustee may institute proceedings

1.	if First Capital B.V. is the applicable issuer, in the Netherlands (but not elsewhere) for the bankruptcy of First Capital B.V. or

2.	in England and Wales (but not elsewhere), for the winding up of Abbey National, in its capacity as subordinated issuer or the guarantor, as the case may be,

but may not pursue any other legal remedy, including a judicial proceeding for the collection of the sums so due and unpaid.

     By acceptance of the subordinated debt securities, holders of such subordinated debt securities and the subordinated trustee, on behalf of such holders, will be deemed to have waived any right of set-off or counter claim that such holders might otherwise have against the applicable subordinated issuer or the guarantor, as the case may be, whether prior to or in any such bankruptcy or winding up.

     Notwithstanding the preceding sentence, if any of the rights and claims of any holder of subordinated debt securities are discharged by set-off, such holder will immediately pay an amount equal to the amount of such discharge to the applicable subordinated issuer, the guarantor, if any, or, if applicable, the liquidator or trustee or receiver in bankruptcy of the applicable subordinated issuer or the guarantor, if any, as the case may be, and until such time as payment is made will hold a sum equal to such amount in trust for such subordinated issuer or the guarantor, if any, as the case may be, or, if applicable, the liquidator or trustee or receiver in bankruptcy of the applicable subordinated issuer or the guarantor. Accordingly, such discharge will be deemed not to have taken place.

     If the subordinated issuer or the guarantor fails to perform or observe any of its respective obligations or covenants under any series of subordinated debt securities or the subordinated indenture (other than any obligation or covenant (1) with respect to the payment of any principal or interest on the subordinated debt securities of such series or (2) which has expressly been included in the subordinated indenture solely for the benefit of subordinated debt securities other than the subordinated debt securities of such series) and such failure continues for a period of 30 days after the date on which there has been given, by registered or certified mail, to the subordinated issuer and the guarantor by the subordinated trustee or to the subordinated issuer, the guarantor and the trustee by the holders of at least 25% in aggregate principal amount of the outstanding subordinated debt securities of such series a written notice specifying such default or breach and requiring it to be remedied, then the subordinated trustee or the holders of at least 25% in aggregate principal amount of the outstanding subordinated debt securities of such series may institute such proceedings or take such other actions as they shall determine in their sole discretion to enforce such obligation or covenant; provided that neither the subordinated issuer nor the guarantor shall as a consequence of such proceedings or other actions be obliged to pay any sum or sums representing or measured by reference to the principal or interest in respect of the subordinated debt securities of such series sooner than the same would otherwise have been due and payable by the subordinated issuer or the guarantor.

     The subordinated indenture provides that the subordinated trustee will, within 90 days after the occurrence of an Event of Default, Default or Payment Event with respect to the subordinated debt securities, give to the holders of the subordinated debt securities notice of such Event of Default, Default or Payment Event known to it, unless such Event of Default, Default or Payment Event shall have been cured or waived; provided that the subordinated trustee shall be protected in withholding such notice if it determines in good faith that the withholding of such notice is in the interest of such holders.

     Holders of subordinated debt securities of any series may not enforce the subordinated indenture, subordinated debt securities or subordinated guarantees, except as described in the preceding paragraphs; provided that each holder of subordinated debt securities will have the right to institute suit for the enforcement of payment of the principal of (and premium, if any, on) and interest, if any, on such subordinated debt securities on the respective Stated Maturities, if any, thereof or on the date any such payment is otherwise due and payable as provided in the subordinated indenture or the subordinated debt securities.

     The subordinated trustee may require indemnity satisfactory to it before it enforces the subordinated indenture, subordinated debt securities or subordinated guarantees, if any. Subject to certain limitations, holders of a majority in aggregate principal amount of the outstanding subordinated debt securities of any series may direct the subordinated trustee in its exercise of any trust or power. The subordinated issuer and the guarantor each will furnish the subordinated trustee with an annual certificate of certain of its officers certifying, to the best of their knowledge, whether the subordinated issuer or the guarantor, as the case may be, is, or has been, in default and specifying the nature and status of any such default. The subordinated trustee may withhold from holders of subordinated debt securities of any series notice of any continuing default (except a default in payment) if it determines in good faith that the withholding of such notice is in the interest of such holders.

Judgment Currency

     A judgment for money damages by courts in the United States, including a money judgment based on an obligation expressed in a foreign currency, will ordinarily be rendered only in U.S. dollars. The statutory law of the State of New York provides that a court shall render a judgment or decree in the foreign currency of the underlying obligation and that the judgment or decree shall be converted into U.S. dollars at the exchange rate prevailing on the date of entry of the judgment of decree.

     If, for the purpose of obtaining a judgment in any court with respect to any obligation of the applicable issuer or the guarantor, if any, under the applicable indenture, debt security or guarantee, if any, as the case may be, it shall become necessary to convert into any other currency or currency unit any amount due under such indenture, debt security or guarantee, if any, as the case may be, then the conversion shall be made by the Currency Determination Agent at the Market Exchange Rate as in effect on the date of entry of the judgment (the “Judgment Date”). If pursuant to any such judgment, conversion shall be made on a date (the “Substitute Date”) other than the Judgment Date and there shall occur a change between the Market Exchange Rate as in effect on the Judgment Date and the Market Exchange Rate as in effect on the Substitute Date, the indentures require the applicable issuer or guarantor, if any, as the case may be, to pay such additional amounts (if any) as may be necessary to ensure that the amount paid is equal to the amount in such other currency or currency unit which, when converted at the Market Exchange Rate as in effect on the Judgment Date, is the amount then due under such indenture, debt security or guarantee, if any, as the case may be. Neither the applicable issuer nor the guarantor, if any, as the case may be, will, however, be required to pay more in the currency or currency unit due under such indenture, debt security or guarantee, if any, as the case may be, at the Market Exchange Rate as in effect on the Judgment Date than the amount stated in U.S. dollars to be due under such indenture, debt security or guarantee, if any, as the case may be, so that in any event the obligations of the applicable issuer or the guarantor, if any, as the case may be, under such indenture, debt security or guarantee, if any, as the case may be, will be effectively maintained as obligations in U.S. dollars and the applicable issuer or the guarantor, if any, as the case may be, shall be entitled to withhold (or be reimbursed for, as the case may be) any excess of the amount actually realized upon any such conversion on the Substitute Date over the amount due and payable on the Judgment Date.

Consolidation, Merger and Sale or Lease of Assets

     So long as any debt security of a series remains outstanding, neither the applicable issuer nor the guarantor, if any, will consolidate or amalgamate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any Person (as defined in the indentures) unless

1.	the corporation formed by such consolidation or amalgamation or into which the applicable issuer or the guarantor, if any, as the case may be, is merged, or the Person which acquires leases substantially all or all of the properties and assets of the applicable issuer or the guarantor, if any, shall

(a)	in the case of Abbey National or ANTS, be a corporation or other Person organized and validly existing under the laws of any country that is a member of the European Union (as the same may be constituted from time to time) or under the laws of the United States, Canada, Australia or New Zealand and

(b)	in the case of the applicable issuer and the guarantor, if any, expressly assume, by an amendment to the applicable indenture that is executed and delivered in form reasonably satisfactory to the applicable trustee, with any amendments or revisions necessary to take account of the jurisdiction in which any such corporation or other Person is organized (if other than the Netherlands or England and Wales, as the case may be),

(i)	in the case of the applicable issuer, the due and punctual payment of the principal of (and premium, if any, on) and interest, if any, on and Arrears of Interest, if any, on all of the debt securities of such a series,

(ii)	the performance of every covenant of the applicable indenture (other than a covenant included in the applicable indenture solely for the benefit of series of debt securities other than such debt securities) and of such debt securities on the part of the applicable issuer to be performed,

(iii)	in the case of the guarantor, if any, the due and punctual performance of the guarantees and the performance of every covenant of the applicable indenture (other than a covenant included in the applicable indenture solely for the benefit of series of debt securities other than such debt securities) and of such debt securities on the part of the guarantor to be performed,

(iv)	such assumption shall provide that such corporation or Person shall pay to the holder of any such debt securities such additional amounts as may be necessary in order that every net payment of the principal of (and premium, if any, on) and interest, if any, on and Arrears of Interest, if any, on such debt securities will not be less than the amounts provided for in such debt securities to be then due and payable and

(v)	with respect to (iv) above, such obligation shall extend to any deduction or withholding for or on account of any present or future tax, assessment or governmental charge imposed upon such payment by the United Kingdom, the Netherlands or the country in which any such corporation or Person is organized or any district, municipality or other political subdivision or taxing authority thereof (it being understood that, except as aforesaid, no such corporation or Person shall be obligated to make any indemnification or payment in respect of any tax consequences to any holder as a result of such assumption of rights and obligations if such corporation or Person would not be obligated to pay an additional amount pursuant to the applicable indenture if such corporation or Person were the issuer or the guarantor, as the case may be);

2.	immediately after giving effect to such transaction, no Event of Default with respect to senior debt securities of such a series or no Event of Default, Default or Payment Event with respect to subordinated debt securities of such a series, as the case may be, and no event which, after notice or lapse of time, or both, would become an Event of Default, Default or Payment Event, as the case may be, with respect to such debt securities, shall have occurred and be continuing; and

3.	the applicable issuer or the guarantor, if any, as the case may be, has delivered to the applicable trustee a certificate signed by two duly authorized officers of the applicable issuer or the guarantor, if any, as the case may be, and an opinion of counsel each stating that such consolidation, amalgamation, merger, conveyance, transfer or lease and such amendment to the applicable indenture evidencing the assumption by such corporation or Person comply with the applicable indenture and that all conditions precedent provided for in the applicable indenture relating to such transaction have been complied with.

     Upon any such consolidation, amalgamation or merger, or any such conveyance, transfer or lease, the successor corporation or Person will succeed to, and be substituted for, and may exercise every right and power of the applicable issuer or the guarantor, if any, as the case may be, under the applicable indenture with the same effect as if such successor corporation or Person had been named as the issuer or the guarantor, if any, as the case may be, thereunder, and thereafter, except in the case of a lease, the predecessor corporation shall be relieved of all obligations and covenants under the applicable indenture and such debt securities or the related guarantees, if any, as the case may be.

Assumption of Obligations

     Abbey National or any wholly owned subsidiary of Abbey National may assume the obligations of ANTS as senior issuer or of First Capital B.V. as a subordinated issuer (or any corporation which shall have previously assumed the obligations of ANTS as senior issuer or of First Capital B.V. as a subordinated issuer), as the case may be, with respect to the debt securities of a series for the due and punctual payment of the principal of (and premium, if any, on) and interest, if any, on and Arrears of Interest, if any, on and any additional amounts required to be paid in accordance with the provisions of the applicable indenture or such debt securities in respect of such debt securities and the performance of every covenant of the applicable indenture (other than a covenant included in the applicable indenture solely for the benefit of series of debt securities other than such debt securities) and such debt securities on the part of ANTS as senior issuer or of First Capital B.V. as a subordinated issuer, as the case may be, to be performed or observed; provided, that

1.	Abbey National or such subsidiary of Abbey National, as the case may be, shall expressly assume such obligations by an amendment to the applicable indenture, executed by it and delivered in a form satisfactory, to the applicable trustee, and, if such subsidiary assumes such obligations, Abbey National shall by an amendment to the applicable indenture, confirm that its guarantees shall apply to such subsidiary’s obligations under such debt securities and the applicable indenture, as so modified by such amendment;

2.	Abbey National or such subsidiary, as the case may be, shall confirm in such amendment to the applicable indenture that it will pay to the holders such additional amounts as provided by, and subject to the limitations set forth in, such debt securities and the applicable indenture as may be necessary in order that every net payment of the principal of (and premium, if any, on) and interest, if any, on and Arrears of Interest, if any, on such debt securities will not be less than the amount provided for in such debt securities to be then due and payable and such obligation shall extend to the payment of any such additional amounts as necessary to compensate for or indemnify against any deduction or withholding for or on account of any present or future tax, assessment or governmental charge imposed upon such payment by the United Kingdom, the Netherlands or the country in which Abbey National or such subsidiary is organized or any district, municipality or other political subdivision or taxing authority therein (it being understood that, except as aforesaid, neither Abbey National nor such subsidiary shall be obligated to make any indemnification or payments in respect of any tax consequences to any holder as a result of such assumption of rights and obligations if Abbey National or such subsidiary would not be obligated to pay an additional amount pursuant to the applicable indenture if Abbey National or such subsidiary were the issuer); and

3.	immediately after giving effect to such assumption of obligations, no Event of Default with respect to senior debt securities of such a series or no Event of Default, Default or Payment Event with respect to subordinated debt securities of such a series, as the case may be, and no event which, after notice or lapse of time or both, would become an Event of Default, Default or Payment Event, as the case may be, shall have occurred and be continuing.

     Upon any such assumption, Abbey National or such subsidiary, as the case may be, will succeed to, and be substituted for, and may exercise every right and power of ANTS as senior issuer or First Capital B.V. as a subordinated issuer, as the case may be, under the applicable indenture with respect to such debt securities with the same effect as if it had been named as ANTS as senior issuer or First Capital B.V. as a subordinated issuer, as the case may be, under the applicable indenture, and ANTS as senior issuer or First Capital B.V. as a subordinated issuer, as the case maybe, or any successor corporation thereto shall be released from all liability as obligor upon such debt securities.

Satisfaction and Discharge

     Except as may otherwise be set forth in the prospectus supplement relating to the debt securities of a series, the indentures provide that the applicable issuer will be discharged from its obligations under the debt securities of a series (with certain exceptions) at any time prior to the Stated Maturity, if any, or redemption of such debt securities when

1.	the applicable issuer has irrevocably deposited with or to the order of the applicable trustee, in trust,

(a)	sufficient funds in the currency, currencies, currency unit or units in which such debt securities are payable (without consideration of any reinvestment thereof) to pay the principal of (and premium, if any, on) and interest, if any, on and Arrears of Interest, if any, on such debt securities to the Stated Maturity, if any (or redemption date), or

(b)	such amount of U.S. Government Obligations (as defined below) as will, together with the predetermined and certain income to accrue thereon (without consideration of any reinvestment thereof), be sufficient to pay when due the principal of (and premium, if any, on) and interest, if any, and Arrears of Interest, if any, to the Stated Maturity, if any (or redemption date) on such debt securities, or

(c)	such amount equal to the amount referred to in clause (a) or (b) in any combination of currency or currency unit or U.S Government Obligations;

2.	the applicable issuer has paid all other sums payable with respect to such debt securities;

3.	the applicable issuer has delivered to the applicable trustee an opinion of counsel in form and substance acceptable to the trustee to the effect that

(a)	the applicable issuer has received from, or there has been published by, the Internal Revenue Service a ruling, or

(b)	since the date of the applicable indenture there has been a change in applicable U.S. federal income tax law, in either case to the effect that, and based upon which such opinion of counsel shall confirm that, the holders of such debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such discharge and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same time as would have been the case if such discharge had not occurred; and

4.	certain other conditions are met.

     Upon such discharge, the holders of the debt securities of such a series shall no longer be entitled to the benefits of the terms and conditions of the applicable indenture, debt securities and guarantees, if any, except for certain provisions, including registration of transfer and exchange of such debt securities and replacement of mutilated, destroyed, lost or stolen debt securities of such a series, and shall look for payment only to such deposited funds or obligations.

     In addition, under the requirements of the UK Financial Services Authority at the date of this prospectus, any such discharge with respect to the subordinated debt securities of any series would require the consent of the UK Financial Services Authority.

     “U.S. Government Obligations” means non-callable

1.	direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America for which its full faith and credit are pledged or

2.	obligations of a person controlled or supervised by, and acting as an agency or instrumentality of the United States of America, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America.

Supplemental Indentures

     The indentures contain provisions permitting the applicable issuer or issuers, as the case may be, the guarantor and the applicable trustee

1.	without the consent of the holders of any debt securities issued under the applicable indenture, to execute supplemental indentures for certain enumerated purposes, such as to cure any ambiguity or inconsistency or to make any change that does not have a materially adverse effect on the rights of any holder of such debt securities, and

2.	with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of each series of debt securities issued under the applicable indenture and affected thereby to execute supplemental indentures for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the applicable indenture or of modifying in any manner the rights of holders of any such debt securities under the applicable indenture; provided, that no such supplemental indenture may, without the consent of the holder of each such outstanding debt security affected thereby

1.	change the Stated Maturity, if any, of the principal of or interest on any such debt security, or change the terms of any Perpetual Subordinated Security or Perpetual Capital Security to include a Stated Maturity of the principal amount of any such debt security, or reduce the principal amount of any such debt security or the rate of interest thereon, if any, or the Arrears of Interest thereon, if any, or any premium or principal payable upon redemption thereof, or change any obligation of the applicable issuer to pay additional amounts thereon, or change any Place of Payment where, or change the currency in which, any such debt security or the interest, if any, thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity, if any, thereof or the date any such payment is otherwise due and payable (or, in the case of redemption, on or after the redemption date);

2.	reduce the percentage in aggregate principal amount of such outstanding debt securities of any particular series, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver (of compliance with certain provisions of the applicable indenture or certain defaults thereunder and their consequences) provided for in the applicable indenture;

3.	change any obligation of the applicable issuer and the guarantor, if any, to maintain an office or agency in the places and for the purposes specified in the applicable indenture;

4.	modify certain of the provisions of the applicable indenture pertaining to the waiver by holders of such debt securities of past defaults, supplemental indentures with the consent of holders of such debt securities and the waiver by holders of such debt securities of certain covenants, except to increase any specified percentage in aggregate principal amount required for any actions by holders of debt securities or to provide that certain other provisions of the applicable indenture cannot be modified or waived without the consent of the holder of each such debt security affected thereby;

5.	in the case of subordinated debt securities, change in any manner adverse to the interests of the holders of such outstanding subordinated debt securities the subordination provisions of such subordinated debt securities; or

6.	in the case of all debt securities, change in any manner adverse to the interests of the holders of any such outstanding debt securities the terms and conditions of the obligations of the guarantor, if any, in respect of the due and punctual payment of the principal thereof (and premium, if any, thereon) and interest and Arrears of Interest thereon or any additional amounts or any sinking fund payments provided in respect thereof.

     In addition, material variation in the terms and conditions of the subordinated debt securities of any series, which may include modifications relating to the status, subordination, redemption, repurchase, Events of Default, Defaults or Payment Events with respect to such subordinated debt securities, may require the consent of the UK Financial Services Authority.

Waivers

     The holders of not less than a majority in aggregate principal amount of the outstanding debt securities of each series of debt securities issued under the applicable indenture and affected thereby, may on behalf of the holders of all such debt securities waive compliance by the applicable Issuer or the guarantor, if any, with certain restrictive provisions of the applicable indenture as pertain to the corporate existence of the applicable issuer and the guarantor, if any, the maintenance of certain agencies by the applicable issuer and the guarantor, if any, or, solely with respect to senior debt securities, as pertain to the negative pledge covenant as described under “Senior Debt Securities — Negative Pledge” above. The holders of not less than a majority in aggregate principal amount of the outstanding debt securities of a series issued under the applicable indenture may on behalf of the holders of all such debt securities of such series waive any past default under the applicable indenture, except a default in the payment of the principal of (and premium, if any, on) and interest, if any, on any such debt security or in respect to a covenant or a provision which under the applicable indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of such a series.

Further Issuances

     The applicable issuer may from time to time, without notice to or the consent of the holders of the outstanding debt securities of a series, create and issue under the applicable indenture further debt securities ranking pari passu with such outstanding debt securities in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further debt securities or except for the first payment of interest following the issue date of such further debt securities) and so that such further debt securities shall be consolidated and form a single series with such outstanding debt securities and shall have the same terms as to status, redemption or otherwise as such outstanding debt securities.

Notices

     Notices to holders of Registered Securities will be given by mail to the addresses of such holders as they appear in the Security Register. Notices pertaining to subordinated debt securities issued in the form of one or more Global Bearer Securities will be given by mail to the applicable Custodian as holder of the Global Bearer Security.

Title

     We, the trustees and any of our agents or of the trustees may treat the registered owner of any Registered Security as the absolute owner thereof (whether or not such security shall be overdue and notwithstanding any notice to the contrary) for the purpose of making payment and for all other purposes.

Governing Law

     The senior indenture, the senior debt securities and the senior guarantees shall be governed by and construed in accordance with the laws of the State of New York.

     In accordance with the guidelines of the UK Financial Services Authority, the subordination provisions in the subordinated indenture, the subordinated debt securities and the subordinated guarantees will be governed by and construed in accordance with the laws of England and Wales, with the intention that such provisions be given full effect in any insolvency proceeding relating to Abbey National in England and Wales. All other provisions in the subordinated indenture, the subordinated debt securities and the subordinated guarantees will be governed by and construed in accordance with the laws of the State of New York.

     Courts in the United States customarily have not rendered judgments for money damages denominated in any currency other than U.S. dollars. If a debt security is denominated in a currency other than U.S. dollars, any judgment under New York law will be rendered in the currency of the underlying obligation and converted into U.S. dollars at the exchange rate prevailing on the date of entry of the judgment or decree.

Consent to Service

     Each of us has designated and appointed CT Corporation System at 111 Eighth Avenue, in the Borough of Manhattan, The City of New York, New York, as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the applicable debt securities, guarantees or indenture which may be instituted in any State or Federal court located in the Borough of Manhattan, The City of New York, New York, and has submitted (for the purposes of any such suit or proceeding) to the jurisdiction of any such court in which any such suit or proceeding is so instituted. Each of us has agreed, to the fullest extent that we lawfully may do so, that final judgment in any such suit, action or proceeding brought in such a court shall be conclusive and binding upon us and may be enforced in the courts of England and Wales (or any other courts to the jurisdiction of which we are subject).

     First Capital B.V. has designated and appointed Abbey National at Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN, England, as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the subordination provisions of the subordinated debt securities issued by it which may be instituted in any court located in England and Wales and has submitted (for the purposes of any such suit or proceeding) to the jurisdiction of any such court in which any such suit or proceeding is so instituted. First Capital B.V. has agreed, to the fullest extent that it lawfully may do so, that final judgment in any such suit, action or proceeding brought in such a court shall be conclusive and binding upon it and may be enforced in the courts of the Netherlands (or any other courts to the jurisdiction of which First Capital B.V. is subject).

     Notwithstanding the foregoing, any actions arising out of or relating to the applicable debt securities, guarantees or indenture may be instituted by us, the trustees or the holder of any debt security in any competent court in England and Wales, the Netherlands or such other competent jurisdiction, as the case may be.

Concerning the Senior Trustee

     The senior indenture provides that, except during the continuance of an Event of Default, the senior trustee will have no obligations other than the performance of such duties as are specifically set forth in such senior indenture. If an Event of Default has occurred and is continuing, the senior trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it by the senior indenture as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

Concerning the Subordinated Trustee

     The subordinated indenture provides that, except during the continuance of an Event of Default, Default or Payment Event, the subordinated trustee will have no obligations other than the performance of such duties as are specifically set forth in such subordinated indenture. If an Event of Default, Default or Payment Event has occurred and is continuing, the subordinated trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it by the subordinated indenture as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

DESCRIPTION OF THE GLOBAL RECEIPTS

REPRESENTING GLOBAL BEARER SECURITIES

     The following is a summary of certain terms and provisions of the amended and restated Deposit and Custody Agreement dated as of February 9, 1996 (as supplemented or amended from time to time, the “Deposit and Custody Agreement”) pursuant to which global receipts (the “Global Receipts”) representing the global Bearer Securities in respect of a series of subordinated debt securities will be issued. The Deposit and Custody Agreement in respect of a series of subordinated debt securities is among the Global Bearer Security Depositary (the “Global Bearer Security Depositary”), the Custodian (the “Custodian”) and the respective subordinated issuer (and in the case of debt securities issued by First Capital B.V., the guarantor), for the benefit of the holder of the Global Receipts (which will be the nominee of DTC or a successor thereof) and the beneficial owners from time to time of interests in the Global Receipts. The summary set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Deposit and Custody Agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this prospectus is a part.

Global Receipts

     Upon deposit of the global Bearer Securities of a series of subordinated debt securities with the Custodian, on behalf of the Global Bearer Security Depositary, subject to the terms of the Deposit and Custody Agreement, the Global Bearer Security Depositary will issue one or more Global Receipts representing the aggregate principal amount of such global Bearer Securities. The Global Receipts in respect of such global Bearer Securities shall be delivered to and registered in the name of DTC or its nominee. So long as DTC or its nominee is the holder of the Global Receipt, any owner of a beneficial interest in respect of the subordinated debt securities of a series represented by Global Receipts must rely upon the procedures of DTC and institutions having accounts with DTC to exercise or be entitled to any rights of a holder of such Global Receipts. See “Description of the Debt Securities and Guarantees — Global Securities” above.

Book-Entry

     Ownership of beneficial interests in a Global Receipt representing the global Bearer Securities in respect of a series of subordinated debt securities will be limited to participants of DTC (“participants”) or persons that may hold interests through participants. In addition, ownership of beneficial interests in such Global Receipt will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee and participants until such time, if any, as definitive debt securities are issued as set forth under “Description of the Debt Securities and Guarantees — Global Securities” above. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a Global Receipt.

     The subordinated issuers have been advised by DTC that upon the issuance of a Global Receipt by the Global Bearer Security Depositary, and the deposit of such Global Receipt with DTC, DTC will immediately credit, on its book-entry registration and transfer system, the respective principal amounts of such beneficial interests in such Global Receipt to the accounts of participants. The accounts to be credited shall be designated by the soliciting placement agent or, to the extent that the subordinated debt securities represented by such Global Receipt are offered and sold directly, by the respective subordinated issuer.

     Payment of principal of and any premium and interest in respect of beneficial interests in any Global Receipt registered in the name of or held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered holder of the Global Receipt. None of the subordinated issuers, the guarantor, the subordinated trustee, the Global Bearer Security Depositary, the Custodian or any agent of any of them will have any responsibility or liability for any aspect of DTC’s records or any participant’s records relating to, or payments made on account of, beneficial ownership interests in a Global Receipt or for maintaining, supervising or reviewing any of DTC’s records or any participant’s records relating to such beneficial ownership interests. Payments by participants to owners of beneficial interests in a Global Receipt held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the sole responsibility of such participants.

     No Global Receipt may be transferred except by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or any successor thereof.

     Owners of beneficial interests in a Global Receipt will not be entitled to receive physical delivery of Global Receipts in certificated form, and will not be considered the holders thereof for any purpose under the Deposit and Custody Agreement, the Global Receipts, the subordinated indenture or the subordinated debt securities. No Global Receipt shall be exchangeable, except for another Global Receipt of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in such Global Receipt must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Deposit and Custody Agreement, the Global Receipts, the subordinated indenture or the subordinated debt securities. The subordinated issuers understand that under existing industry practices, in the event that a subordinated issuer requests any action of a holder or an owner of a beneficial interest in such Global Receipt desires to give or take action that a holder is entitled to give or take under the Deposit and Custody Agreement or the Global Receipts, DTC would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     We understand that DTC is a limited-purpose trust company organized under the laws of the State of New York, a “Banking Organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the clearance and settlement of transactions among its participants in such securities through electronic book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Access to DTC’s system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Commission.

     The subordinated indenture and the subordinated debt securities require that payments in respect of the subordinated debt securities be made in immediately available funds. Interests in the Global Receipts are expected to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in the Global Receipts will be required to be settled in immediately available funds. No assurance can be given as to the effect, if any, of such settlement arrangements on trading activity in the Global Receipts or interests in the Global Receipts.

Issuance of Definitive Debt Securities

     The Deposit and Custody Agreement provides that, upon the written request of the holder of the Global Receipt, the Depositary will request that the Custodian surrender the global Bearer Securities representing such Global Receipt for exchange and the Global Bearer Security Depositary will request that the principal paying agent issue definitive registered subordinated debt securities in the names and in the amounts as specified by the holder of the Global Receipt. Such request may be made in the circumstances and subject to the conditions described under “Description of the Debt Securities and Guarantees — Global Securities” above.

     The exchange of interests in the Global Receipt for definitive subordinated debt securities of a particular series shall be made free of any fees of the Global Bearer Security Depositary to the holder, provided, however; that such person receiving subordinated debt securities in definitive form will be obligated to pay or otherwise bear the cost of any tax or other governmental charge as required by the subordinated indenture and any cost of insurance, postage, transportation and the like.

Payments on the Debt Securities

     The Global Bearer Security Depositary will distribute all principal, premium and interest payments that are received by it from the Custodian in respect of the global Bearer Securities of a series of subordinated debt securities to the holder of the Global Receipt in respect of such global Bearer Securities on the relevant date of payment. All principal, premium and interest payments made by the Global Bearer Security Depositary or the Custodian in respect of such global Bearer Securities shall be distributed to the holder of the Global Receipt without deduction or withholding for any taxes or other governmental charges, or if the Global Bearer Security Depositary or the Custodian is required to make any such deduction or withholding under the provisions of any applicable law or regulation, Abbey National or First Capital B.V., as the case may be, agrees that it shall pay or cause to be paid such additional amounts as may be necessary in order that the net amounts distributed to the holder of the Global Receipt, after such deduction or withholding, shall equal the amounts which were paid on such global Bearer Securities.

     None of the subordinated trustee, the Custodian or the Global Bearer Security Depositary assume any responsibility for any failure by a subordinated issuer or the guarantor to make payments on or in respect of the subordinated debt securities or for any delay in receipt of payment due to a delay in sending payment by a subordinated issuer or the guarantor. The Global Receipts do not represent any separate or independent payment obligation of Citibank, NA. as Global Bearer Security Depositary or in any other capacity, except to the extent of principal, premium and interest payments, if any, received by it from the Custodian.

Redemption

     In the event that a subordinated issuer or the guarantor exercises any right of redemption in respect of the subordinated debt securities of a series, the Global Bearer Security Depositary will redeem, from the amount received by it in respect of the redemption of such subordinated debt securities, a portion of the relevant Global Receipts which represents the portion of such subordinated debt securities of a series so redeemed. The redemption price in connection with the redemption of a portion of such Global Receipts will be equal to the amount received by the Global Bearer Security Depositary in respect of the aggregate principal amount (or such other relevant amount as may be described in any applicable prospectus supplement) of such subordinated debt security so redeemed, net of any amounts required to be withheld or deducted in respect of taxes. Upon receipt of notice of redemption by the Global Bearer Security Depositary, such Depositary will forward such notice to the holder of the Global Receipt in accordance with the terms of the Deposit and Custody Agreement and, in accordance with any written instructions received from such holder, to all beneficial owners affected thereby.

Repayment

     If a subordinated debt security becomes repayable at the option of the holder on a date or dates specified prior to its maturity date, if any, and the Global Bearer Security Depositary is so notified by the principal paying agent, the Global Bearer Security Depositary shall promptly notify the holder of the Global Receipt that such subordinated debt security has become repayable. In order for the repayment option in any subordinated debt security to be exercised by the Global Bearer Security Depositary, the owners of beneficial interests in the Global Receipt representing an interest in such subordinated debt security must instruct the broker or other direct or indirect participant through which it holds an interest in the Global Receipt relating to such subordinated debt security to notify the Global Bearer Security Depositary of its desire for the Global Bearer Security Depositary to exercise the Global Bearer Security Depositary’s right to repayment. Different firms have different cut-off times for acceptance instructions from their customers and, accordingly, each beneficial owner should consult the broker or other direct or indirect participant through which it holds its beneficial interest in a Global Receipt representing an interest in a subordinated debt security in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to the Global Bearer Security Depositary.

Record Date

     Unless otherwise specified in the applicable prospectus supplement, or unless a subordinated issuer or the guarantor otherwise instructs the Global Bearer Security Depositary in writing, the Regular Record Date with respect to a Global Receipt shall, if practicable, be the date 15 calendar days prior to the applicable Interest Payment Date in respect of the subordinated debt security represented thereby. Whenever any payment is made in respect of a subordinated debt security that is represented by a Global Receipt for which a Regular Record Date has not been fixed, or the Custodian shall receive notice of any action to be taken by the holder of such subordinated debt security or whenever the Global Bearer Security Depositary otherwise deems it appropriate in respect of any other matter, the Global Bearer Security Depositary will fix a record date for the determination of the holder of the Global Receipt who shall be entitled to receive such payment or to take any such action or to act in respect of any such matter.

Action by the Holder of the Subordinated Debt Securities

     As soon as practicable after receipt by the Custodian of notice of any solicitation of consents or request for a waiver or other action by it as the holder of the subordinated debt securities of a series, the Custodian shall inform the Global Bearer Security Depositary who shall mail to the holder of the Global Receipt in respect of such subordinated debt securities a notice containing

(a)	such information as is contained in such notice,

(b)	a statement that such holder of the Global Receipt at the close of business on a specified record date will be entitled, subject to the provisions of the Deposit and Custody Agreement and of or governing such subordinated debt securities, to instruct the Global Bearer Security Depositary as to the consent, waiver or other action, if any, pertaining to the subordinated debt securities of such series, and

(c)	a statement as to the manner in which such instructions may be given.

     Upon the written request of the holder of the Global Receipt, received on or before the date established by the Global Bearer Security Depositary for such purpose, the Global Bearer Security Depositary shall cause the Custodian to endeavor in so far as practicable and permitted under the provisions of or governing the subordinated debt securities of such series to take such action regarding the requested consent, waiver or other action in relation to such subordinated debt securities in accordance with any instructions set forth in such request. Neither the Global Bearer Security Depositary nor the Custodian will itself exercise any discretion in the granting of consents, waivers or taking other such action in respect of the subordinated debt securities of a series.

Reports

     The Global Bearer Security Depositary will make available for inspection by the holder of the Global Receipt any notices, reports and other communications received from a subordinated issuer or the guarantor that are received by the Custodian as holder of the subordinated debt securities and are made generally available to holders of the subordinated debt securities by a subordinated issuer or the guarantor. The Global Bearer Security Depositary shall send promptly to the holder of the Global Receipt a copy of such notices furnished by a subordinated issuer or the guarantor.

Action by Global Bearer Security Depositary and Custodian

     The Global Bearer Security Depositary and Custodian have agreed that upon the occurrence of an Event of Default under the subordinated debt securities of a particular series, or in connection with any other right of the holder of subordinated debt securities under the subordinated indenture, if requested in writing by the holder of the Global Receipt in respect thereof; to request the subordinated trustee to take any such action as shall be requested in such notice in respect of such subordinated debt securities; provided that the Global Bearer Security Depositary and the Custodian have been offered reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by them in compliance with such request, provided further that such obligation of the Global Bearer Security Depositary and the Custodian shall cease following the automatic issuance of definitive registered subordinated debt securities upon the occurrence of an Event of Default.

Charges of Global Bearer Security Depositary and Custodian

     The subordinated issuers and the guarantor have agreed to pay all charges of the Global Bearer Security Depositary and the Custodian under the Deposit and Custody Agreement. The subordinated issuers and the guarantor also have agreed to indemnify the Global Bearer Security Depositary and the Custodian against certain liabilities incurred by them under the Deposit and Custody Agreement.

Modification

     The Deposit and Custody Agreement and the Global Receipts in relation to a series of subordinated debt securities may be amended by agreement among the Global Bearer Security Depositary, the Custodian and the respective subordinated issuer (and, in the case of subordinated debt securities issued by First Capital B.V., by the guarantor). The consent of the holder of the Global Receipt shall not be required in connection with any amendment to the Deposit and Custody Agreement

1.	to cure any formal defect, omission, inconsistency or ambiguity in such Deposit and Custody Agreement,

2.	to add to the covenants and agreements of the Global Bearer Security Depositary, the Custodian, a subordinated issuer or the guarantor,

3.	to effectuate the assignment of the Global Bearer Security Depositary’s or the Custodian’s rights and duties to a qualified successor,

4.	to comply with the Securities Act or the U.S. Investment Company Act of 1940, as amended, or any other applicable securities law,

5.	to modify the Deposit and Custody Agreement in connection with an amendment of the subordinated indenture that does not require the consent of the holders of the subordinated debt securities, or

6.	to modify, alter, amend, or supplement the Deposit and Custody Agreement in any other respect not inconsistent with the Deposit and Custody Agreement which, in the opinion of counsel acceptable to the subordinated issuers and the guarantor, is not adverse to the holder of the Global Receipt.

     Except as set forth above, no amendment which adversely affects the holder of the Global Receipt may be made to the Deposit and Custody Agreement without the consent of the holder of the Global Receipt.

Termination

     The Global Bearer Security Depositary in respect of a series of subordinated debt securities will at any time at the written direction of the respective subordinated issuer (or, in the case of subordinated debt securities issued by First Capital B.V., of the guarantor) thereof terminate the Deposit and Custody Agreement in respect of such subordinated debt securities by mailing a notice of such termination to the holder of the Global Receipt and requesting, on behalf of the Custodian in accordance with the subordinated indenture, that the principal paying agent issue definitive subordinated debt securities in respect of such series of subordinated debt securities in registered form to the persons and in the amounts as specified by the holder of the Global Receipt. Upon the issuance of such subordinated debt securities in definitive form, the Deposit and Custody Agreement in relation to such series of subordinated debt securities shall terminate. The Deposit and Custody Agreement in relation to a series of subordinated debt securities may also be terminated upon the resignation of the Global Bearer Security Depositary or the Custodian if no successor has been appointed within 90 days as set forth under “— Resignation or Removal of Global Bearer Security Depositary or Custodian” below.

Resignation or Removal of Global Bearer Security Depositary or Custodian

     The Global Bearer Security Depositary may at any time resign as Global Bearer Security Depositary for a series of subordinated debt securities by written notice delivered to the subordinated trustee and the respective subordinated issuer (and in the case of subordinated debt securities issued by First Capital B.V., to the guarantor), such resignation to take effect upon the appointment by the respective subordinated issuer (and, in the case of subordinated debt securities issued by First Capital B.V., by the guarantor) of a successor depositary (approved by the subordinated trustee and the holder of the subordinated debt securities, such approval not to be unreasonably withheld) and its acceptance of such appointment. If at the end of 90 days after delivery of such notice, no successor depositary has been appointed or accepted such appointment, the Global Bearer Security Depositary may terminate the Deposit and Custody Agreement in relation to such series of subordinated debt securities, provided that such termination will not be effective with respect to the Custodian unless and until definitive subordinated debt securities in registered form in respect of such series shall have been issued in accordance with the Deposit and Custody Agreement.

     The Custodian may at any time resign as Custodian for a series of subordinated debt securities by written notice delivered to the Global Bearer Security Depositary, the subordinated trustee and the respective subordinated issuer (and, in the case of subordinated debt securities issued by First Capital B.V. to the guarantor), such resignation to take effect upon the appointment by the respective subordinated issuer (and, in the case of subordinated debt securities issued by First Capital B.V., by the guarantor) of a successor custodian (approved by the Global Bearer Security Depositary, such approval not to be unreasonably withheld) and its acceptance of such appointment and the transfer of the subordinated debt securities of such series in accordance with the Deposit and Custody Agreement. If at the end of 90 days after delivery of such notice, no successor custodian has been appointed or accepted such appointment, the Custodian may request that definitive subordinated debt securities of such series in registered form be issued and, upon the issuance of such subordinated debt securities, may terminate the Deposit and Custody Agreement.

     In the event that a subordinated issuer (or, in the case of subordinated debt securities issued by First Capital B.V., the guarantor) determines that it would become obligated to pay any amount in respect of any deduction or withholding for any taxes or other governmental charges as set forth under “Payment on the subordinated debt securities” above, or a subordinated issuer (or, in the case of subordinated debt securities issued by First Capital B.V., the guarantor) in its absolute discretion wishes to replace the Global Bearer Security Depositary or the Custodian, such subordinated issuer (or the guarantor) may remove the Global Bearer Security Depositary or the Custodian by written notice of such removal effective upon the appointment of a successor depositary or successor custodian, as the case may be, and its acceptance of such appointment.

Obligations of Global Bearer Security Depositary and Custodian

     The Global Bearer Security Depositary and the Custodian assume no obligation or liability under the Deposit and Custody Agreement other than to act in good faith without gross negligence or wilful misconduct in the performance of their respective duties under the Deposit and Custody Agreement.

Governing Law and Consent to Service

     The Deposit and Custody Agreement and the Global Receipts will be governed by and construed in accordance with the laws of the State of New York. Each of Abbey National, ANTS and First Capital B.V. has designated and appointed CT Corporation System at 111 Eighth Avenue, in the Borough of Manhattan, The City of New York, New York, as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the Global Receipts or the Deposit and Custody Agreement which may be instituted in any State or Federal court located in The City of New York, New York, and has submitted (for the purposes of any such suit or proceeding) to the jurisdiction of any such court in which any such suit or proceeding is so instituted.

PLAN OF DISTRIBUTION

General

     We may sell all or part of the debt securities from time to time on terms determined at the time such debt securities are offered for sale to or through underwriters or through selling agents. We may also sell such debt securities directly to other purchasers. The names of any such underwriters or selling agents in connection with the offer and sale of any series of debt securities will be set forth in the prospectus supplement relating thereto.

     The distribution of the debt securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. If we use underwriters in the sale of debt securities, they will acquire those debt securities for their own account and such debt securities may be resold from time to time in one or more transactions. Such debt securities may be offered to the public either through underwriting syndicates represented by managing underwriters or underwriters without a syndicate. Unless otherwise set forth in the prospectus supplement, the underwriters’ obligations to purchase such debt securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of such debt securities if any of such debt securities are purchased.

     In connection with the sale of debt securities, the underwriters may receive compensation from the applicable issuer or from purchasers of debt securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell debt securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of debt securities may be deemed to be underwriters, and any discounts or commissions received by them from the applicable issuer and any profit on the resale of debt securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such compensation received from the applicable issuer will be described in the prospectus supplement.

     Underwriters, dealers, selling agents and other persons may be entitled, under agreements which may be entered into with the applicable issuer, to indemnification by the applicable issuer against certain civil liabilities, including liabilities under the Securities Act.

     Each series of debt securities will be a new issue of securities with no established trading market. In the event that debt securities of a series offered hereunder are not listed on a national securities exchange, certain broker-dealers may make a market in the debt securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the debt securities of any series or as to the liquidity of the trading market for the debt securities.

     In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a relevant member state), any underwriter, dealer or agent in connection with an offering of securities will represent and agree that with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state, or the relevant implementation date) it has not made and will not make an offer of securities to the public in that Relevant Member State except that it may, with effect from and including the relevant implementation date, make an offer of securities to the public in that relevant member state:

(a)	in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those securities which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b)	at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c)	at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than 43,000,000 and (3) an annual net turnover of more than 50,000,000, as shown in its last annual or consolidated accounts; or

(d)	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

     For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

     Any underwriter, dealer or agent in connection with an offering of securities will be required to represent and agree that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any securities in circumstances in which Section 21(1) of the FSMA would not apply to us or Abbey National if both we and Abbey National were not authorized persons; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any securities in, from or otherwise involving the United Kingdom.

LEGAL OPINIONS

     Cleary, Gottlieb, Steen & Hamilton LLP, our U.S. counsel, and Slaughter and May, English solicitors for Abbey National and ANTS will pass upon certain legal matters relating to the debt securities and the guarantees to be offered hereby for Abbey National and ANTS. Simpson Thacher & Bartlett LLP will pass upon certain matters as to United States law for the underwriters.

EXPERTS

     The consolidated balance sheets of Abbey National as of December 31, 2004 and 2003 and the consolidated statements of income and cash flows of Abbey National for the years ended December 31, 2004, 2003 and 2002 appearing in the annual report on Form 20-F for that year (the “2004 Form 20-F”) and incorporated herein by reference were included in the 2004 Form 20-F and incorporated herein by reference in reliance on the report of Deloitte & Touche, independent auditors, given on the authority of that firm as experts in auditing and accounting.

         No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus and the accompanying prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

Abbey National Treasury Services plc
$2,000,000,000
Floating Rate Notes due June 29, 2007
Fully and Unconditionally Guaranteed By
Abbey National plc

June 22, 2005

Citigroup

Credit Suisse First Boston

Goldman, Sachs & Co.